Exhibit 99.81

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

B E T W E E N

WONDERFI TECHNOLOGIES INC.

and

100067624 ONTARIO INC.

and

FIRST LEDGER CORP.

MADE AS OF JANUARY 4, 2022

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.01	Defined Terms	2
1.02	Headings	14
1.03	Extended Meanings	14
1.04	Statutory References	14
1.05	Accounting Principles	14
1.06	Currency	14
1.07	Schedules	15

ARTICLE 2 SHARE EXCHANGES AND BUSINESS COMBINATION		15

2.01	Share Exchanges	15
2.02	Business Combination	16
2.03	Remaining Company Options and Remaining Company Broker Warrants	19
2.04	Dissent Rights	20
2.05	MGM LOI	21
2.06	Working Capital Adjustment	21

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		24

3.01	Incorporation and Registration	24
3.02	Subsidiaries	24
3.03	Bankruptcy, etc.	24
3.04	Due Authorization, etc.	24
3.05	Absence of Conflict	25
3.06	Securities Registrations of the Company	25
3.07	Capitalization	25
3.08	Capitalization of Subsidiaries	26
3.09	Options and Other Convertible Securities	26
3.10	No Pre-Emptive Rights or Voting Agreements	26
3.11	No Cease Trade Orders	26
3.12	Financial Statements	26
3.13	Absence of Changes	27
3.14	Internal Controls Over Financial Reporting	27
3.15	Ordinary Course	27
3.16	No Restrictions on Activities	27
3.17	Extent of Liabilities	27
3.18	Non-Arm’s Length Transactions	27
3.19	No Guarantees	28
3.20	Intellectual Property	28
3.21	Company Systems and Consumer Data	29
3.22	Assets	30
3.23	Cryptocurrency Assets	32
3.24	Company Material Contracts	32

3.25	Other Contracts	32
3.26	Taxes	33
3.27	Privacy	34
3.28	Environmental Matters	34
3.29	Absence of Litigation, etc.	35
3.30	Compliance with Laws	35
3.31	Anti-Corruption Laws	35
3.32	Employment Matters and Employee Plans	36
3.33	No Powers of Attorney	37
3.34	Insurance	37
3.35	COVID-19	37
3.36	Authorizations and CSA Order	37
3.37	Fees and Commissions	38
3.38	Books and Records	38
3.39	Restrictions on Business Combination	38
3.40	Indemnification Agreements	38
3.41	Employment, Severance and Change of Control Agreements	38
3.42	Acceleration of Benefits	39
3.43	Competition Act (Canada)	39
3.44	No Acquisitions or Dispositions	39
3.45	Bitbuy.com	39
3.46	Company Board Approval	39
3.47	Full Disclosure	40

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER AND SUBCO		40

4.01	Incorporation	40
4.02	Subsidiaries	40
4.03	Bankruptcy, etc.	40
4.04	Due Authorization, etc.	41
4.05	Absence of Conflict	41
4.06	Capital Stock	41
4.07	Options and Other Convertible Securities	42
4.08	Financial Statements	42
4.09	Absence of Changes	42
4.10	Internal Controls Over Financial Reporting	42
4.11	Ordinary Course	42
4.12	No Restrictions on Activities	42
4.13	Liabilities	43
4.14	Non-Arm’s Length Transactions	43
4.15	No Guarantees	43
4.16	Intellectual Property	43
4.17	Taxes	44
4.18	Privacy	45
4.19	Environmental Matters	45
4.20	Absence of Litigation, etc.	46

4.21	Compliance with Laws	46
4.22	Anti-Corruption Laws	46
4.23	Employment	47
4.24	No Powers of Attorney	47
4.25	Insurance	47
4.26	Authorizations	47
4.27	Fees and Commissions	47
4.28	Books and Records	47
4.29	Reporting Issuer Status	48
4.30	NEO Policies	48
4.31	Share Issuance	48
4.32	Public Disclosure Documents	48
4.33	No Misrepresentation	48
4.34	NEO Listing	48
4.35	Full Disclosure	48

ARTICLE 5 SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES		49

5.01	Survival of Covenants, Representations and Warranties	49

ARTICLE 6 COVENANTS		49

6.01	Access to the Company	49
6.02	Access to Purchaser	50
6.03	Confidentiality	50
6.04	Filings	51
6.05	Conduct of the Company Prior to Closing	52
6.06	Conduct of Purchaser Prior to Closing	56
6.07	Standstill of the Company	57

ARTICLE 7 CONDITIONS OF CLOSING		60

7.01	Conditions in Favour of Purchaser	60
7.02	Conditions in Favour of the Company	62
7.03	Filing Articles	64
7.04	Further Assurances	64

ARTICLE 8 TERMINATION		64

8.01	Termination	64
8.02	Effect of Termination	65
8.03	Waivers and Extensions	65

ARTICLE 9 MISCELLANEOUS		65

9.01	Further Assurances	65
9.02	Transaction Costs	65

9.03	Time of the Essence	66
9.04	Public Announcements	66
9.05	Benefit of the Agreement	66
9.06	Entire Agreement	66
9.07	Amendments and Waivers	66
9.08	Assignment	66
9.09	Notices	67
9.10	Remedies Cumulative	68
9.11	Governing Law	68
9.12	Attornment	68
9.13	Counterparts	68

SCHEDULES

Schedule “A” – Form of Share Purchase Agreement

Schedule “B” – Amalgamation Agreement

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT is made as of January 4, 2022

A M O N G:

WONDERFI TECHNOLOGIES INC., a corporation incorporated under the laws of the Province of British Columbia,

(hereinafter called the “Purchaser”),

- and -

1000067624 ONTARIO INC., a corporation incorporated under the laws of the Province of Ontario,

(hereinafter called “Subco”),

- and -

FIRST LEDGER CORP., a corporation incorporated under the laws of the Province of Ontario,

(hereinafter called the “Company”)

- and -

DEAN SKURKA, JORDAN ANDERSON, MICHAEL ARBUS AND ROBERT HALPERN

(hereinafter called the “Principals”, together with Purchaser, the Company and Subco, the “Parties”)

WHEREAS the Parties propose to enter into a transaction pursuant to which the Purchaser will acquire all of the outstanding shares of the Company in exchange for the Consideration (as defined herein) as provided in this Agreement;

AND WHEREAS the Company Board (as defined herein), after receiving financial and legal advice, determined that the Business Combination (as defined herein) is fair to the Company Shareholders (as defined herein) and that the Business Combination is in the best interests of the Company and has resolved, subject to the terms of this Agreement, to recommend that the Company Shareholders vote in favour of the Amalgamation Resolution (as defined herein);

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.01	Defined Terms

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

“Acquisition Agreement” means a letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal;

“Acquisition Proposal” means, at any time, whether or not in writing, any (a) bona fide proposal or offer with respect to: (i) any direct or indirect acquisition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction, that, if consummated, would result in any Person or group of Persons (or in the case of a parent to parent transaction, their shareholders) (other than the Purchaser and its affiliates) beneficially owning Company Shares (or securities convertible into or exchangeable or exercisable for Company Shares) representing 50% or more of the Company Shares then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for Company Shares); (ii) any plan of arrangement, share exchange, share purchase, amalgamation, merger, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination in respect of the Company; or (iii) any direct or indirect acquisition by any Person or group of Persons (other than the Purchaser and its affiliates) of any Assets of the Company and/or any interest in its Subsidiaries (including shares or other equity interest of its Subsidiaries) that, individually or in the aggregate, contribute 50% or more of the consolidated revenue of the Company and its Subsidiaries or constitute or hold 50% or more of the fair market value of the Assets of the Company and its Subsidiaries (taken as a whole) (or any sale, disposition, lease, license, royalty, alliance or joint venture or other arrangement having a similar economic effect), in any case whether in a single transaction or a series of related transactions, (b) inquiry, expression or other indication of interest or offer to, or public announcement of or of an intention to do any of the foregoing, or (c) modification or proposed modification of any such proposal, inquiry, expression or offer, in each case whether by plan of arrangement, share exchange, share purchase, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of Assets, joint venture, take-over bid, tender offer, share exchange, exchange offer or otherwise, including any single or multi-step transaction or series of transactions, directly or indirectly involving the Company, and in each case excluding the Business Combination and the other transactions contemplated by this Agreement and any transaction involving only the Company;

“Active User” means, in any given period time, a Verified User who has (i) logged into the Platform at least one time, and (ii) a balance (either Canadian Dollar and/or Crypto Asset) in their account;

“Additional Securities” has the meaning set out in Section 3.07;

“Affiliate” of any Person means, at the time such determination is being made, any other Person who has control or who is controlled by or under common control with such first Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person through the legal or beneficial ownership of voting securities, the right to appoint directors or management, by contract, voting trust, or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing;

“Agreement” means this agreement, including its recitals and schedules, as amended from time to time;

“Amalco” has the meaning set out in Section 2.02(d);

“Amalco Shares” means common shares in the capital of Amalco;

“Amalgamation” means the amalgamation of the Company and Subco pursuant to section 174 of the OBCA as contemplated by this Agreement;

“Amalgamation Agreement” means the amalgamation agreement in the form attached hereto as Schedule “B” to be entered into between the Purchaser, the Company and Subco pursuant to section 175 of the OBCA to effect the Amalgamation;

“Amalgamation Resolution” means, collectively, the special resolutions of the Company Shareholders, voting separately as a class pursuant to Section 176(3) of the OBCA, to approve the Amalgamation and Business Combination;

“Applicable Anti-Money Laundering Laws” has the meaning set out in Section 3.31(c);

“Articles of Amalgamation” means the articles of Amalgamation to be filed with the Director, in the form agreed to between Purchaser and the Company, each acting reasonably;

“Assets” means the assets, undertaking, property and rights of the Company of every kind and description and wheresoever situated, including the Platform, the Authorizations, the Contracts to which the Company is a party or has rights or obligations under and all other assets and property that the Company purports to own and all assets and property reflected as being owned by the Company in its financial books and records;

“Authorization” means any order, permit, approval, consent, waiver, license, certificates, registrations or similar authorization of any Governmental Authority having jurisdiction and, in the case of the Company only, includes, but is not limited to, the CSA Order;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Break Fee” has the meaning set out in Section 6.07(i);

“Business Combination” means the business combination among Purchaser, Subco and the Company pursuant to which the Company Shareholders (other than the Electing Company Common Shareholders) will receive the Consideration, subject to Section 2.06, and Purchaser will become the parent company of Amalco;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian Jurisdictions” means each of the provinces of British Columbia, Alberta and Ontario;

“Canadian Securities Laws” means all applicable securities Laws in each of the Canadian Jurisdictions and the respective rules and regulations made thereunder, together with applicable published policy statements, instruments, orders and rulings of the securities regulatory authorities in such provinces having the force of law;

“Canaccord Fees” means all fees payable to Canaccord, as advisor to the Company;

“Canaccord” means Canaccord Genuity Corp.;

“Cash Consideration” means an aggregate of $20,000,000 to be paid or distributed as follows: (i) [Redacted – Confidential Information] to Canaccord on behalf of the Company as the cash portion of the Canaccord Fees; (ii) [Redacted – Confidential Information] to MGM on behalf of the Company as the cash portion of the MGM Termination Fee; and (iii) $17,062,500 on a pro rata basis to each Company Shareholder, as applicable, including Electing Company Common Shareholders, resulting in an amount equal to $0.6042 per Company Share, intended to be structured as a share purchase from the Electing Company Common Shareholders and a return of capital and/or dividend from the Company and funded by the Purchaser for the Remaining Company Shareholders;

“Closing Adjustment” has the meaning set out in Section 2.06(a)(ii);

“Closing Working Capital” means (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company determined as of the close of business on the Effective Date;

“Closing Working Capital Statement” has the meaning set out in Section 2.06(b)(i);

“Company” means First Ledger Corp., a corporation incorporated under the OBCA;

“Company Board” means the board of directors of the Company;

“Company Business” means the business of owning and operating the Platform, including ongoing maintenance, customer service and compliance with the CSA Order;

“Company Circular” means the management information circular of the Company to be provided to the Company Shareholders in respect of the Amalgamation and the other matters (if any) to be considered at the Company Meeting;

“Company Class B Shareholders” means the holders of Company Class B Shares;

“Company Class B Shares” means the non-voting Class B Common Shares in the capital of the Company;

“Company Common Shareholders” means the holders of Company Common Shares;

“Company Common Shares” means the Common Shares in the capital of the Company;

“Company Disclosure Letter” means the disclosure letter provided by the Company to the Purchaser concurrently with this Agreement;

“Company Dissent Procedures” means the dissent procedures provided to the Company Shareholders pursuant to Section 185 of the OBCA;

“Company Dissenting Shareholder” means a registered Company Shareholder who dissents in respect of the Amalgamation in strict compliance with the Company Dissent Procedures;

“Company Financial Statements” means the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020 and unaudited interim financial statements for the nine months ended September 30, 2021, which have been reviewed by the auditors of the Company;

“Company Material Contracts” means (i) every Contract to which the Company is a party that has or would reasonably be expected to have any material direct or indirect effect (by license, assignment or otherwise) on the Assets or the Company Business; and (ii) every Contract to which the Company is a party with any directors, officers, shareholders, consultants or key employees of the Company, but excluding employment Contracts, unless the employment Contracts include transfers of any Intellectual Property to the Company;

“Company Meeting” means the special meeting of the Company Shareholders, voting separately as a class pursuant to Section 176(3) of the OBCA, to be held to approve the Amalgamation and any and all adjournments or postponements of such meeting;

“Company Option” means an option to purchase a Company Share;

“Company Ordinary Course” means, with respect to any actions taken by the Company, that such action is consistent in carrying out the Company Business;

“Company Remaining Options” means the 597,050 Company Options with an exercise price of $2.40, which will be exchanged for Replacement Options pursuant to Section 2.03(a);

“Company Remaining Broker Warrants” means the 121,003 broker warrants to purchase Company Class B Shares with an exercise price of $2.40, which will be exchanged for Replacement Broker Warrants pursuant to Section 2.03(b);

“Company Shareholders” means the Company Common Shareholders and Company Class B Shareholders;

“Company Shares” means, collectively, the Company Common Shares and the Company Class B Shares;

“Company Supporting Shareholders” means those officers, directors and shareholders of the Company who have entered into the Company Voting Agreements;

“Company Voting Agreements” means the voting agreements (including all amendments thereto) between the Purchaser and the Company Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Shares in favour of the Transaction Resolutions;

“Compelled Disclosure” has the meaning set out in Section 6.03(d)(ii);

“Confidential Information” has the meaning set out in Section 6.03(a);

“Constating Documents” means, in respect of a body corporate, the articles and the by-laws, or other charter documents, together with any amendments thereto or replacements thereof;

“Consideration” means the Cash Consideration, Debt Consideration and the Share Consideration;

“Contaminants” means any radioactive materials, asbestos materials, urea formaldehyde, hydrocarbon contaminants, underground or above-ground tanks, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive, or toxic substances, special waste or waste of any kind, or any other substance, the storage, manufacture, disposal, treatment, generation, use, transport, remediation, or Release into the environmental of which is prohibited, controlled, or regulated under Environmental Laws;

“Contract” means any agreement, contract, licence, undertaking, option, engagement, or commitment of any nature, written or oral, including any: (i) lease of personal property, (ii) unfilled purchase order, (iii) forward commitment for supplies or materials or other forward contract, and (iv) restrictive agreement or negative covenant agreement;

“Convertible Note” means the unsecured convertible note issued by the Company to the Purchaser on November 19, 2021 in the principal amount of $5,000,000;

“Crypto Assets” means bitcoin, ether, crypto currency and anything commonly considered a crypto asset, digital or virtual currency, or digital or virtual tokens, that are not themselves securities or derivatives;

“Crypto Contracts’ means a Platform user’s contractual right or claim to an underlying Crypto Asset;

“CSA Order” means the decision of the OSC in the matter of Bitbuy Technologies Inc. dated November 30, 2021, which was adopted by the securities commissions in all of the other provinces and territories in Canada, for relief from certain requirements under applicable Canadian securities laws with respect to the operation of the Platform;

“Current Assets” means cash and cash equivalents, marketable securities, Crypto Assets, accounts receivable, inventory, prepaid expenses, tax refunds receivable as a result of losses for the fiscal period ending December 31, 2021, or the period starting January 1, 2022 and ending on the Effective Date, including through tax losses applied against any previous year’s taxable income, to generate a maximum of $500,000 tax refund, being the amount of income tax previously paid by the Company, but excluding (a) the portion of any prepaid expense of which Purchaser will not receive the benefit following the Effective Time; (b) deferred Tax assets (other than described above); and (c) receivables from any of the Company’s Subsidiaries or Affiliates, directors, employees, officers or shareholders and any of their respective Affiliates, determined in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company Financial Statements for the most recent financial year end as if such accounts were being prepared on an audited basis as of a financial year end;

“Current Liabilities” means accounts payable, accrued Taxes and accrued expenses, including any withholding obligations under the Tax Act, deferred Tax liabilities and the current portion of long term debt, determined in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company Financial Statements for the most recent financial year end as if such accounts were being prepared on an audited basis as of a financial year end;

“Debt Consideration” means an aggregate debt consideration of $30,000,000 paid or distributed as follows: (i) [Redacted – Confidential Information], subject to any Working Capital Adjustment pursuant to Section 2.06, to MGM on behalf of the Company as the debt portion of the MGM Termination Fee; and (ii) $29,250,000, subject to any Working Capital Adjustment pursuant to Section 2.06, on a pro rata basis to each Company Shareholder, as applicable, including Electing Company Common Shareholders, resulting in an amount equal to $1.0357 per Company Share, intended to be structured as a share purchase from the Electing Company Common Shareholders and a return of capital and/or dividend from the Company for the Remaining Company Shareholders, such debt to be payable by the Purchaser, directly or indirectly, one year from the closing of the Business Combination, provided that no less than 50% of any net proceeds received by the Purchaser in any equity or certain debt financing (as defined in the indenture referenced below) completed by the Purchaser following execution of this Agreement, shall be utilized to pay down the Debt Consideration. The Debt Consideration shall bear interest at the rate of 4% per annum and may be repayable by the Purchaser at any time without notice or penalty and be subject to the terms of an indenture to be entered into between the Purchaser, the Company and an indenture trustee concurrently with the completion of the Share Exchanges. The indenture shall also provide that the Purchaser shall not, and shall not permit any direct or indirect subsidiary, whether existing as at the date hereof or formed or acquired after the date hereof, to incur any additional debt other than: (i) a credit facility for working capital purposes not to exceed an aggregate principal amount of $5 million; (ii) investment based debt financing pursuant to which no less than 50% of the net proceeds is utilized to pay down the Debt Consideration; (iii) debt in connection with future acquisitions where the lender has agreed to subordinate their debt to the Debt Consideration; and

(iv) ordinary course payables;

“Developers” has the meaning set out in Section 3.20(j);

“Director” means the Director appointed under the OBCA;

“Disclosing Party” has the meaning set out in Section 6.03(a);

“Dissent Rights” mean the rights of the Company Dissenting Shareholders to dissent under section 185 of the OBCA with respect to the Amalgamation;

“Disputed Amounts” has the meaning set out in Section 2.06(c)(iii);

“Effective Date” means the effective date set forth in the certificate of amalgamation issued pursuant to the OBCA in respect of the Amalgamation;

“Effective Time” means the earliest moment on the Effective Date;

“Electing Company Common Shareholder” has the meaning set out in Section 2.01(a);

“Employee Plans” means, with respect to a party to this Agreement (the “Applicable Party”), all employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, stock option, stock purchase, stock appreciation, stock award, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former directors, officers, or employees of the Applicable Party and its Subsidiaries, maintained, funded or sponsored or required to be contributed to by the Applicable Party or a Subsidiary thereof, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, under which the Applicable Party or a Subsidiary thereof may have or would be reasonably expected to have any material Liability, contingent or otherwise, except for any statutory plans to which the Applicable Party or any of its Subsidiaries is obliged to contribute or comply with including the Canada/Québec Pension Plan, or plans administered pursuant to applicable federal or provincial health, worker’s compensation or employment insurance legislation;

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition that, in substance secures payment or performance of an obligation;

“Environmental Laws” means any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of Contaminants;

“Escrow Conditions” means the condition that the Purchaser Shares to be issued in connection with the Business Combination shall be subject to escrow as follows: (i) with respect to any current employee or member of management of the Company, 25% of the Purchaser Shares released four months after the Effective Date; and an additional 25% every four months thereafter; and (ii) all other holders of Company Shares, 1/12th of the Purchaser Shares released on the Effective Date, and an additional 1/12th monthly thereafter;

“Estimated Closing Working Capital” has the meaning set out in Section 2.06(a)(i);

“Estimated Closing Working Capital Statement” has the meaning set out in Section 2.06(a)(i);

“Exchange Ratio” means 2.36;

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other government or governmental or public ministry, department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental body exercising any regulatory, expropriation or taxing authority, or (iv) any stock exchange or securities market;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the Canadian Institute of Chartered Accountants;

“Independent Accountant” has the meaning set out in Section 2.06(c)(iii);

“Intellectual Property” means all domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) software; (h) any intellectual property and industrial property relating to the Platform; and (i) any other intellectual property or industrial property;

“knowledge of the Purchaser” means the actual knowledge of the Chief Executive Officer or the Chief Financial Officer of the Purchaser;

“knowledge of the Company” means the actual knowledge of the Chief Executive Officer or the Chief Financial Officer of the Company;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, policies, notices, directions and judgments or other requirements having the force of law of any Governmental Authority having jurisdiction over the matter and/or Person then being referred to;

“Leased Premises” has the meaning set out in Section 3.22(h);

“Liability” of any Person means (i) any right against such Person to payment, whether or not such right is reduced to judgment, and whether or not the amount is liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, and whether or not the amount is fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

“Litigation” has the meaning set out in Section 6.05(l)(i);

“Losses”, in respect of any matter, means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising directly or indirectly as a consequence of such matter;

“Material Adverse Effect” means, with respect to a corporation, any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the corporation’s business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the corporation or its business, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Material Adverse Effect:

(a)	changes, developments or conditions in or relating to general international or Canadian or United States, political, economic or financial or capital market conditions;

(b)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(c)	changes or developments affecting the global or Canadian cryptocurrency industry in general;

(d)	changes or developments in or relating to currency exchange, interest rates or rates of inflation;

(e)	any natural disaster, man-made disaster or any climatic or other natural events or conditions or the commencement or continuation of war, armed hostilities, including the escalation or worsening of them or acts of terrorism;

(f)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof

(g)	any changes in the price of any Crypto Assets; or

(h)	any generally applicable changes or proposed changes in IFRS;

provided, however, that each of clauses (a) through (h) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the corporation or materially disproportionately adversely affect the corporation in comparison to other comparable Persons who operate in the cryptocurrency industry;

“MGM” means MGM Resources Inc.;

“MGM LOI” means the letter of intent between the Company and MGM dated January 21, 2021, as amended, providing for a reverse takeover transaction between MGM and the Company;

“MGM Termination Fee” means [Redacted – Confidential Information]

“NEO” means the NEO Exchange Inc.;

“NEO Listing Manual” means the NEO Exchange Listing Manual;

“New User” means any website or mobile application visitor to the Platform that registers their email address, password, username and phone number on the Platform;

“OBCA” means the Business Corporations Act (Ontario), as amended;

“Optionholder Payment” has the meaning given to it in Section 2.03(d);

“Owned Intellectual Property” has the meaning given to it in Section 3.20(c);

“Person” means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Authority;

“Personal Information” means information in the possession or under the control of the Company or its Subsidiaries about an identifiable individual. To avoid any doubt, Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person, and includes information in any form, including paper, electronic and other forms;

“Platform” means the proprietary platform of the Bitbuy Technologies Inc. that permits clients to enter into Crypto Contracts with the Bitbuy Technologies Inc. to purchase, sell and hold Crypto Assets;

“Post-Closing Adjustment” has the meaning set out in Section 2.06(b)(ii);

“Principals” means Dean Skurka, Jordan Anderson, Michael Arbus and Robert Halpern;

“Public Record” means all information filed or to be filed by or on behalf of the Purchaser prior to the earlier of the Effective Date or the termination of this Agreement with any securities commission or regulatory authority in compliance, or intended compliance, with the continuous disclosure obligations applicable to a reporting issuer under applicable Laws;

“Purchaser” means WonderFi Technologies Inc., a corporation incorporated under the BCBCA;

“Purchaser Approval Resolution” means the written resolution signed by holders of at least 50% of the outstanding Purchaser Shares entitled to vote thereon to approve the issuance by the Purchaser of the Purchaser Shares pursuant to the Business Combination, as required by, and in compliance with, the provisions of the NEO Listing Manual;

“Purchaser Board” means the board of directors of the Purchaser;

“Purchaser Disclosure Schedule” means the disclosure schedule provided by the Purchaser to the Company concurrently with this Agreement;

“Purchaser Financial Statements” means the audited financial statements of Purchaser for the year ended September 30, 2021;

“Purchaser Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, has or would reasonably be expected to have a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), or financial condition of the Purchaser, provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a Purchaser Material Adverse Effect:

(a)	the announcement of the execution of this Agreement or the transactions contemplated hereby;

(b)	changes, developments or conditions in or relating to general international or Canadian or United States, political, economic or financial or capital market conditions;

(c)	any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority;

(d)	changes or developments affecting the global cryptocurrency or decentralized finance industry in general;

(e)	changes or developments in or relating to currency exchange, interest rates or rates of inflation;

(f)	any natural disaster, man-made disaster or any climatic or other natural events or conditions or the commencement or continuation of war, armed hostilities, including the escalation or worsening of them or acts of terrorism;

(g)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof

(h)	any changes in the price of any Crypto Assets;

(i)	any generally applicable changes or proposed changes in IFRS; or

(j)	a change in the market price or trading volume of the Purchaser Shares as a result of the announcement of the execution of this Agreement or of the transactions contemplated hereby (provided that the causes underlying such change may be considered to determine whether such change constitutes a Purchaser Material Adverse Effect);

provided, however, that each of clauses (b) through (i) above shall not apply to the extent that any of the changes, developments, conditions or occurrences referred to therein relate primarily to (or have the effect of relating primarily to) the Purchaser or materially disproportionately adversely affect the Purchaser in comparison to other comparable Persons who operate in the cryptocurrency or decentralized finance industry;

“Purchaser Ordinary Course” means, with respect to any actions taken by Purchaser, that such action is consistent with the business of the Purchaser;

“Purchaser Shareholders” means holders of Purchaser Shares;

“Purchaser Shares” means common shares in the capital of Purchaser;

“Recipient” has the meaning set out in Section 6.03(a);

“Release” includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;

“Remaining Company Shareholders” has the meaning set out in Section 2.02(d);

“Replacement Broker Warrants” means the broker warrants to purchase Purchaser Shares issued to former holders of Company Remaining Broker Warrants pursuant to Section 2.03(b);

“Replacement Options” means the options to purchase Purchaser Shares issued to former holders of Company Remaining Options pursuant to Section 2.03(a);

“Representatives” has the meaning set out in Section 6.03(a);

“Resolution Period” has the meaning set out in Section 2.06(c)(ii);

“Review Period” has the meaning set out in Section 2.06(c)(i);

“Securities Authority” means collectively each applicable securities commission or securities regulatory authority having jurisdiction over the Company and its Subsidiaries, which, for greater certainty, shall include, but is not limited to, the OSC and IIROC;

“Share Consideration” means an aggregate of 70,000,000 Purchaser Shares, to be issued as follows: (i) [Redacted – Confidential Information] Purchaser Shares to Canaccord on behalf of the Company as the share portion of the Canaccord Fees, which Purchaser Shares shall not be subject to the Escrow Conditions; (ii) [Redacted – Confidential Information] Purchaser Shares to MGM on behalf of the Company as the share portion of the MGM Termination Fee, which Purchaser Shares shall be subject to the Escrow Conditions; and (iii) 66,640,584 Purchaser Shares on a pro rata basis to each Company Shareholder, including the Electing Company Common Shareholders, as applicable, resulting in 2.36 Purchaser Shares for each Company Share, which Purchaser Shares shall be subject to the Escrow Conditions;

“Share Exchange” and “Share Exchanges” have the meaning set out in Section 2.01(a);

“Share Purchase Agreement” means the share purchase agreement in the form attached hereto as Schedule “A”, to be used to implement the Share Exchanges;

“Statement of Objections” has the meaning set out in Section 2.06(c)(ii);

“Subco” means 1000067624 Ontario Inc., a corporation incorporated under the OBCA and a wholly-owned subsidiary of Purchaser;

“Subco Common Shares” means the common shares in the capital of Subco;

“Subsidiaries” means, collectively, Bitbuy Technologies Inc. (Canada), Blockchain Markets Inc. (Ontario) and Twenty One Digital Inc. (Ontario), and “Subsidiary” means any one of them, references to the Company herein include the Subsidiaries, where appropriate;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof or over which the specified body corporate holds more than 50% of the votes for the directors thereof and will include any body corporate, partnership, joint venture or other Person (other than an individual) over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate;

“Systems” has the meaning set out in Section 3.21;

“Target Working Capital” has the meaning set out in Section 2.06(a)(ii);

“Tax” or “Taxes” means, in relation to any Person, any and all taxes, whether or not referred to as taxes, (including any and all fines, interest and penalties in respect thereof) of any nature imposed, levied, withheld or assessed on or with respect to the income, profits, gross receipts, sales, capital, assets, real property, personal property, production, employees, payroll, benefit payments, purchases, payments, receipts or gains of such Person (including, without limitation, any federal, provincial or state income, franchise or sales taxes, corporation capital tax, customs or excise duties or municipal license fees, withholding tax and any taxes and other deductions required to be paid or withheld from any payment made to any Person) by Canada or any province thereof, the United States or any political subdivision or taxing authority thereof or therein, or by any other country or any political subdivision or taxing authority thereof or therein;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Returns” means all returns, declarations, reports, information returns and statements filed or required to be filed by any Governmental Authority relating to Taxes;

“Undisputed Amounts” has the meaning set out in Section 2.06(c)(iii);

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a “U.S. person” as defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“Verified User” means a New User that completes and satisfies the know-your-client onboarding process on the Platform.

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Schedules

The following are the Schedules to this Agreement:

Schedule “A”    -    Form of Share Purchase Agreement

Schedule “B”    -    Amalgamation Agreement

ARTICLE 2

SHARE EXCHANGES AND BUSINESS COMBINATION

2.01	Share Exchanges

(a)           Following, and conditional upon, the Company Shareholders approving the Amalgamation Resolution, all holders of Company Common Shares may, at their option, complete a Share Purchase Agreement in the form attached hereto as Schedule “A”, providing for the exchange of their Company Common Shares for the Consideration, subject to Section 2.06, on the terms and conditions set out therein (a “Share Exchange”, and collectively, the “Share Exchanges”) at any time up to the date that is two Business Days prior to the Effective Date. Company Common Shareholders who elect to complete a Share Exchange are referred to hereinafter as “Electing Company Common Shareholders”.

(b)           Electing Company Common Shareholders shall receive the same amount of Consideration, on a pro rata basis and subject to Section 2.06, as all other Company Shareholders as part of the Business Combination.

(c)           The Share Exchanges shall be completed immediately prior to the Effective Time. All Company Common Shareholders who are not Electing Company Common Shareholders shall have their Company Common Shares exchanged pursuant to Section 2.02(g).

(d)           No fractional Purchaser Shares shall be issued upon the exchange of the Company Common Shares in the Share Exchanges; the number of Purchaser Shares to be received by an Electing Company Common Shareholder will be rounded up to the nearest whole Purchaser Share, in the event that the Electing Company Common Shareholder is entitled to receive a fractional share representing 0.5 or more of a Purchaser Share and be rounded down to the nearest whole Purchaser Share, in the event that the Electing Company Common Shareholder is entitled to receive a fractional share representing less than 0.5 of a Purchaser Share.

(e)           No fractional cents shall be delivered upon the exchange of the Company Common Shares in the Share Exchanges; the number of cents to be received by an Electing Company Common Shareholder will be rounded up to the nearest whole cent, in the event that the Electing Company Common Shareholder is entitled to receive a fractional cent representing 0.5 or more of a cent and be rounded down to the nearest whole cent, in the event that the Electing Company Common Shareholder is entitled to receive a fractional cent representing less than 0.5 of a cent.

(f)           Purchaser or the Company shall be entitled to deduct or withhold from any Consideration otherwise payable pursuant to the Share Exchanges to any Electing Company Common Shareholder such amounts as it determines are required or permitted to be deducted or withheld with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case as amended; to the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Electing Company Common Shareholder in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority.

2.02	Business Combination

(a)          As soon as reasonably practicable following the execution and delivery of this Agreement: (i) the Company shall call and hold the Company Meeting for the purpose of approving the Amalgamation Resolution and shall prepare and mail the Company Circular to the Company Shareholders; and (ii) Purchaser shall prepare the Purchaser Approval Resolution and take steps to obtain the approval of the holders of at least 50% of the Purchaser Shares entitled to vote thereon to approve the issuance by the Purchaser of the Purchaser Shares pursuant to the Business Combination, as required by, and in compliance with, the provisions of the NEO Listing Manual.

(b)          As soon as reasonably practicable following the Company obtaining the approval of the Amalgamation Resolution and the Purchaser obtaining the approval of the Purchaser Approval Resolution as set out in Section 2.02(a), Purchaser shall pass a special resolution, as sole shareholder of Subco, approving the Amalgamation.

(c)	Immediately prior to the Effective Time:

(i)	all Company Options, other than the Company Remaining Options, shall automatically convert into Company Common Shares or Company Class B Shares, as applicable, which Company Common Shares (provided the holder thereof has not already participated in a Share Exchange) and Company Class B Shares shall be exchanged in accordance with Section 2.02(g)(i); and

(ii)	the Share Exchanges shall be completed as set out in Section 2.01;

(d)          Immediately following completion of the Share Exchanges as provided for in Section 2.01, the Purchaser shall loan to the Company an amount equal to the Cash Consideration to be distributed to the Company Shareholders other than Electing Company Common Shareholders (the “Remaining Company Shareholders”);

(e)           Immediately following completion of the loan in Section 2.02(d), the Company shall distribute to the Remaining Company Shareholders, as a return of capital, an aggregate cash amount equal to such loan, on a pro rata basis, and the Purchaser shall distribute to the Remaining Company Shareholders, on behalf of the Company, the Debt Consideration to be distributed to the Remaining Company Shareholders;

(f)           Subject to the conditions of closing set out in Article 7, upon the approval of the Amalgamation by the Company Shareholders and Subco and the completion of the steps in Sections 2.02(c)-(e), the Purchaser, Subco and the Company shall effect the combination of their respective businesses and assets by way of a “three-cornered amalgamation” among Purchaser, Subco and the Company. The Company and Subco will enter into the Amalgamation Agreement and amalgamate, pursuant to the provisions of the OBCA, by jointly completing and filing Articles of Amalgamation with the Director, and shall continue as one corporation (“Amalco”) effective at the Effective Time, giving effect to the Amalgamation subject to the terms of the Amalgamation Agreement, the form of which is set forth in Schedule “B” attached hereto.

(g)	At the Effective Time and as a result of the Amalgamation:

(i)	each holder of the Company Shares (other than the Company Dissenting Shareholders described in Section 2.02(i)) shall receive the Consideration, pro rata and subject to Section 2.06, for each Company Share held, following which all such Company Shares shall be cancelled;

(ii)	Purchaser shall receive one fully paid and non-assessable Amalco Share for each one Subco Share held by Purchaser, following which all such Subco Shares shall be cancelled;

(iii)	in consideration of the issuance of Purchaser Shares pursuant to Section 2.02(g)(i), Amalco shall issue to Purchaser one Amalco Share for each Purchaser Share issued;

(iv)	Purchaser shall add to the stated capital maintained in respect of the Purchaser Shares an amount equal to the aggregate paid-up capital for purposes of the Tax Act of the Company Shares immediately prior to the Effective Time (less the paid- up capital of any the Company Shares held by Company Dissenting Shareholders who do not exchange their Company Shares for Purchaser Shares on the Amalgamation);

(v)	Amalco shall add to the stated capital maintained in respect of the Amalco Shares an amount such that the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital for purposes of the Tax Act of the Subco Shares and the Company Shares immediately prior to the Effective Time;

(vi)	No fractional Purchaser Shares shall be issued upon the exchange of the Company Shares provided for in Section 2.02(g)(i); the number of Purchaser Shares to be received by Company Shareholders will be rounded up to the nearest whole Purchaser Share, in the event that the former Company Shareholder is entitled to receive a fractional share representing 0.5 or more of a Purchaser Share and be rounded down to the nearest whole Purchaser Share, in the event that the former Company Shareholder is entitled to receive a fractional share representing less than 0.5 of a Purchaser Share;

(vii)	No fractional cents shall be delivered upon the exchange of the Company Shares provided for in Section 2.02(g)(i); the number of cents to be received by a former Company Shareholder will be rounded up to the nearest whole cent, in the event that the former Company Shareholder is entitled to receive a fractional cent representing 0.5 or more of a cent and be rounded down to the nearest whole cent, in the event that the former Company Shareholder is entitled to receive a fractional cent representing less than 0.5 of a cent;

(i)	Purchaser or the Company shall be entitled to deduct or withhold from any Consideration otherwise payable pursuant to the transactions contemplated by this Agreement to a Company Shareholder such amounts as it determines are required or permitted to be deducted or withheld with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case as amended; to the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Company Shareholder in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority; and

(ii)	Amalco will become a wholly-owned subsidiary of Purchaser.

(h)	At the Effective Time:

(i)	subject to subsection 2.02(g) and Section 2.06, the registered holders of Company Shares shall become the registered holders of the Purchaser Shares to which they are entitled, calculated in accordance with the provisions hererof, and the holders of share certificates representing such Company Shares shall be entitled to receive and, as soon as reasonably practicable following the Effective Time, shall receive share certificates representing the number of Purchaser Shares to which they are so entitled, which shall bear a legend reflecting the Escrow Conditions;

(ii)	Purchaser shall become the registered holder of the Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof, and shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled, calculated in accordance with the provisions hereof.

(iii)	Amalco will become a wholly-owned subsidiary of Purchaser.

(i)                At the Effective Time, each Company Share held by a Company Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of any Encumbrance, to Amalco and Amalco shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Section 2.04 hereof, the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Dissenting Shareholder will cease to have any rights as a Company Shareholder other than the right to be paid the fair value of its Company Shares in accordance with Section 2.04.

(j)                If a Company Dissenting Shareholder fails to perfect or effectively withdraws its claim under section 185 of the OBCA or forfeits its right to make a claim under section 185 of the OBCA or if its rights as a Company Shareholder are otherwise reinstated, such holder’s Company Shares shall thereupon be deemed to have been exchanged as of the Effective Time as prescribed by paragraph 2.02(g)(i).

(k)               Purchaser Shares forming part of the Consideration will only be issued in the U.S. or to U.S. Persons that are Accredited Investors in compliance with the exemption provided by Rule 506 of Regulation D under the U.S. Securities Act, shall be “restricted securities” as defined in Rule 144(a)(3) of the U.S. Securities Act, and shall bear, in addition to the legend reflecting the Escrow Conditions, a legend in customary form restricting re-sale, offer, pledge, hypothecation and transfer without registration under the U.S. Securities Act unless pursuant to an available exemption from registration under the U.S. Securities Act and in accordance with applicable state securities laws; provided that if the Company determines that the Purchaser Shares should be issued in the U.S. or to one or more U.S. Persons who are not Accredited Investors (not to exceed 35 such shareholders), then such shareholder in the U.S. or U.S. Person shall be issued such Purchaser Shares in accordance with the information requirements of and pursuant to Rule 506 of Regulation D under the U.S. Securities Act.

(l)                The Company shall prepare and deliver to the Purchaser prior to the Effective Date, a final allocation of the Consideration among the Company Shareholders, as at the Effective Date (the “Purchase Price Allocation”). The Purchase Price Allocation shall set out, among other things, the portion of the Consideration to be allocated to each Company Shareholder in connection with the acquisition of the Company Shares as contemplated in this Agreement, including, for certainty, the number of Consideration Shares to be issued and delivered to each Company Shareholder pursuant to the terms hereof, as consideration therefor.

(m)              Upon delivery of the Purchase Price Allocation by the Company, such Purchase Price Allocation shall be deemed final and binding on all Company Shareholders with respect to such Company Shareholder’s respective portion of the Consideration and following the Effective Date, each Company Shareholder shall be deemed to have waived any and all rights and/or defences which such Company Shareholder may have (now or in the future) as against the Purchaser, the Company or any of their respective Affiliates, to dispute or challenge the Purchase Price Allocation.

2.03	Remaining Company Options and Remaining Company Broker Warrants

At the Effective Time:

(a)	each Company Remaining Option which is outstanding and has not been duly exercised prior to the Effective Date shall be exchanged for a Replacement Option to purchase from the Purchaser the number of Purchaser Shares equal to (i) the Exchange Ratio multiplied by (ii) the number of the Company Shares subject to such Company Remaining Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (y) the exercise price per the Company Share otherwise purchasable pursuant to such Company Remaining Option, subject to adjustment to meet the requirements of Subsection 7(1.4) of the Tax Act as provided below divided by (z) the Exchange Ratio. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a number of Purchaser Shares that includes a fractional Purchaser Share, the total number of Purchaser Shares subject to such holder’s total Replacement Options shall be rounded down to the nearest whole number of Purchaser Shares. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Remaining Option for which it was exchanged, and any certificate or option agreement previously evidencing the Company Remaining Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding the foregoing, if required for purposes of meeting the requirements of paragraph 7(1.4)(c) of the Tax Act, the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted at the time of the exchange by the amount, and only to the extent, necessary to ensure that the aggregate fair market value of the Purchaser Shares subject to the Replacement Option immediately after the exchange over the aggregate exercise price for such Purchaser Shares pursuant to the Replacement Option does not exceed the excess of the aggregate fair market value of the Company Shares subject to the Company Remaining Option immediately before the exchange over the aggregate exercise price for such Company Shares under the Company Remaining Option, and:

(i)	each holder of Company Remaining Options shall cease to be the holder of the Company Remaining Options, or have any rights as a holder of such Company Remaining Options (other than to receive Replacement Options in accordance with the Business Combination);

(ii)	each name of a holder of Company Remaining Options shall be removed from the register of the Company Options maintained by or on behalf of the Company; and

(iii)	all the Company Remaining Options exchanged pursuant to this Section 2.03(a) shall be cancelled;

(b)	each outstanding Company Remaining Broker Warrant will be cancelled and in its place the Purchaser shall issue such number of Replacement Broker Warrants as determined in accordance with the Exchange Ratio, on the same terms and conditions as the cancelled Company Remaining Broker Warrants, except to the extent their terms may be adjusted (in accordance with the terms of such Company Remaining Broker Warrant) to reflect the Amalgamation; and

(c)	Replacement Options and Replacement Broker Warrants will not be exercisable in the United States or by or on behalf of a U.S. Person unless an exemption from registration, if any, is available under the U.S. Securities Act and applicable state securities laws and Replacement Options issued to U.S. Persons and Replacement Broker Warrants issued to U.S. Persons, if any, shall bear a legend in customary form to such effect.

(d)	Prior to the Effective Time, the Company intends to pay to each of the holders of the Company Remaining Options $0.50 per each Company Remaining Option (the “Optionholder Payment”).

2.04	Dissent Rights

Registered Company Shareholders may exercise rights of dissent (“Dissent Rights”) from the Amalgamation pursuant to and in the manner set forth under section 185 of the OBCA, provided that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Company Shares, which fair value shall be the fair value of such shares as at the close of business on the day prior to the Company Meeting, shall be paid an amount equal to such fair value by Amalco; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-dissenting holder of the Company Shares and shall be entitled to receive only the consideration contemplated in subsection 2.02(g)(i) hereof that such holder would have received pursuant to the Amalgamation if such holder had not exercised Dissent Rights;

but in no case shall Purchaser, Subco or the Company or any other Person be required to recognize holders of the Company Shares who exercise Dissent Rights as holders of the Company Shares after the time that is immediately prior to the Effective Time, and the names of such holders of the Company Shares who exercise Dissent Rights shall be deleted from the register of Company Shareholders at the Effective Time. In no circumstances shall Purchaser, Subco, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of Company Shares in respect of which such Dissent Rights are sought to be exercised. A registered holder of Company Shares is not entitled to exercise Dissent Rights with respect to Company Shares if such holder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the resolution approving the Amalgamation at the Company Meeting.

2.05	MGM LOI

Immediately following the Effective Time and pursuant to the Business Combination, the Purchaser shall pay and issue to MGM the cash, Debt Consideration and Purchaser Shares constituting the MGM Termination Fee in full and final satisfaction of the obligations of the Company under the MGM LOI. Any Purchaser Shares issued to MGM shall be subject to the Escrow Conditions.

2.06	Working Capital Adjustment

(a)	Closing Adjustment

(i)	At least three Business Days before the Closing, the Company shall prepare and deliver to the Purchaser a statement setting forth its good faith estimate of Closing Working Capital (the “Estimated Closing Working Capital”), which statement shall contain an estimated balance sheet of the Company as of the Effective Date, a calculation of Estimated Closing Working Capital (the “Estimated Closing Working Capital Statement”), and a certificate of the Chief Financial Officer of the Company that the Estimated Closing Working Capital Statement was prepared in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company Financial Statements for the most recent financial year end as if such Estimated Closing Working Capital Statement was being prepared on an audited basis as of a financial year end.

(ii)	The “Closing Adjustment” shall be an amount equal to the Estimated Closing Working Capital minus $13,125,000 (the “Target Working Capital”). If the Closing Adjustment is a positive number, the Debt Consideration shall be increased by the amount of the Closing Adjustment. If the Closing Adjustment is a negative number, the Debt Consideration shall be reduced an amount equal to the Target Working Capital minus the Estimated Closing Working Capital. Any increase or decrease to the Debt Consideration shall be applied only against Debt Consideration held by the Company Shareholders and MGM on a pro rata basis.

(b)	Post-Closing Adjustments

(i)	Within 60 days after the Effective Date, the Purchaser shall prepare and deliver to the Company a statement setting forth the Purchaser’s calculation of Closing Working Capital, which statement shall contain an unaudited balance sheet of the Company as of the Effective Date, a calculation of Closing Working Capital (the “Closing Working Capital Statement”) and a certificate of the Chief Financial Officer of the Purchaser that the Closing Working Capital Statement was prepared in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Purchaser Financial Statements for the most recent financial year end as if such Closing Working Capital Statement was being prepared on an audited basis as of a financial year end.

(ii)	The post-closing adjustment shall be an amount equal to the Closing Working Capital minus the Estimated Closing Working Capital (the “Post-Closing Adjustment”). If the Post-Closing Adjustment is a negative number, the Purchaser shall be entitled to reduce the amount of the Debt Consideration by an amount equal to the Estimated Closing Working Capital minus the Closing Working Capital (that is, $0 minus the Post-Closing Adjustment). If the Post-Closing Adjustment is a positive number, the Purchaser shall increase the Debt Consideration by an amount equal to the Post-Closing Adjustment.

(c)	Examination and Review

(i)	After receipt of the Closing Working Capital Statement, the Principals shall have 30 days (the “Review Period”) to review the Closing Working Capital Statement. During the Review Period, the Principals shall have full access to the books and records of the Company, the personnel of, and work papers prepared by the Purchaser, to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in the Purchaser’s possession) relating to the Closing Working Capital Statement as the Principals may reasonably request for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections (defined below), provided that such access shall be in a manner that does not interfere with the normal business operations of Purchaser or the Company.

(ii)	On or before the last day of the Review Period, the Principals may object to the Closing Working Capital Statement by delivering to the Purchaser a written statement setting forth the Principals’ objections in reasonable detail, indicating each disputed item or amount and the basis for the Principals disagreement therewith (the “Statement of Objections”). If the Principals fail to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Post-Closing Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by the Principals. If the Principals deliver the Statement of Objections before the expiration of the Review Period, the Purchaser and the Principals shall negotiate to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Post-Closing Adjustment and the Closing Working Capital Statement with such changes as may have been previously agreed in writing by the Purchaser and the Principals, shall be final and binding.

(iii)	If the Principals and the Purchaser fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to the office of PricewaterhouseCoopers LLP or, if PricewaterhouseCoopers LLP is unable to serve, the Purchaser and the Principals shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent chartered professional accountants other than the auditors of the Purchaser (the “Independent Accountant”) who, acting as an expert and not as an arbitrator, shall resolve the Disputed Amounts only and make any adjustments to the Post-Closing Adjustment, as the case may be, and the Closing Working Capital Statement. The parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by the parties and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively.

(iv)	Fees and expenses of the Independent Accountant shall be paid by the Principals, on the one hand, and by the Purchaser, on the other hand, based upon the percentage that the amount actually contested but not awarded (in the case of the Purchaser) to the Company Shareholders or the Purchaser, respectively, bears to the aggregate amount actually contested by the Principals and the Purchaser.

(v)	The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as the parties hereto shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and its adjustments to the Closing Working Capital Statement and the Post-Closing Adjustment shall be conclusive and binding upon the parties hereto.

(vi)	Except as otherwise provided herein, any reduction of the Debt Consideration as a result of the Post-Closing Adjustment, together with interest calculated as set forth below, shall be made (x) within five Business Days of acceptance of the applicable Closing Working Capital Statement or (y) if there are Disputed Amounts, then within five Business Days of the resolution described in Section 2.06(c)(iii). The amount of any Post-Closing Adjustment shall bear interest from and including the Effective Date to, and including, the date of payment at a rate per annum equal to 4%. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed, without compounding.

(d)	In the event there are any receivables from any of the Company’s Subsidiaries or Affiliates, directors, employees, officers or shareholders and any of their respective Affiliates that are not collected within 180 days from the date of this Agreement (the “Outstanding Receivables”), the aggregate amount of the Debt Consideration shall be reduced by an amount equal to the total amount of the Outstanding Receivables.

(e)	Any payments made under this Section 2.06 shall be treated as an adjustment to the Debt Consideration by the parties for Tax purposes, unless otherwise required by Law.

(f)	In the event that all or a portion of the Debt Consideration becomes repayable by the Purchaser prior to the final determination of any adjustments as provided for under this Section 2.06, the amount repayable by the Purchaser at such time shall be reduced such that no less than $5,000,000 shall remain as Debt Consideration, which will then be repaid following the adjustments being made as provided for herein, or otherwise, when such Debt Consideration is otherwise due and payable.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser and Subco as follows except as set forth in the Company Disclosure Letter and acknowledges and confirms that Purchaser and Subco are relying on such representations and warranties in connection with entering into this Agreement.

3.01	Incorporation and Registration

The Company and each Subsidiary is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own its property and assets and to carry on the Company Business as currently conducted. Neither the nature of its activities or the Company Business nor the location or character of the Assets owned, operated or leased by the Company or any Subsidiary require the Company or any Subsidiary to be registered, licensed or otherwise qualified as a foreign corporation or to be in good standing in any jurisdiction other than the jurisdictions where it is so registered, licensed or qualified. No proceedings have been instituted or are pending for the dissolution or liquidation of the Company or any Subsidiary.

3.02	Subsidiaries

The Company does not have any interest in any body corporate, partnership, joint ventures or other entity or Person other than the Subsidiaries. The Company is not a party to any agreement, option or commitment to acquire any shares or securities of any body corporate, partnership, trust, joint venture or other entity or Person other than in connection with the Business Combination.

3.03	Bankruptcy, etc.

No act or proceeding has been taken by or against the Company or any Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or any Subsidiary or for the appointment of a trustee, receiver, manager or other administrator of the Company or any Subsidiary or any of its properties or assets nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Company nor any Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Company nor any Subsidiary nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any Subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Business Combination.

3.04	Due Authorization, etc.

Subject to requisite shareholder approvals, (i) the Company has all necessary corporate power, capacity and authority to enter into this Agreement and to carry out its obligations under this Agreement and to undertake the Business Combination, and (ii) this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunctions are in the discretion of the court from which they are sought.

3.05	Absence of Conflict

Other than as set out in Section 3.05 of the Company Disclosure Letter, and the approval or authorization under the OBCA for the Business Combination and the Amalgamation, the entering into, and the performance by the Company of the transactions contemplated in, this Agreement:

(a)	do not and will not require any consent, permit, approval, authorization or order of any Governmental Authority, including any consent, permit, approval, authorization or order required under any Authorization;

(b)	do not and will not contravene any applicable Laws or any rule or regulation of any Governmental Authority which is binding on the Company; and

(c)	does not and will not violate, result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of (i) the Constating Documents of the Company, or any resolution of the directors or shareholders of the Company, or (ii) any Contract to which the Company or any Subsidiary is a party or by which the Assets or the Company Business is bound or affected, or (iii) any judgment, decree or order or any term or provision thereof applicable to the Company or any of the Assets or the Company Business, which breach, conflict or default would reasonably be expected to result in the creation of any Encumbrance upon any of the Assets.

3.06	Securities Registrations of the Company

(a)	To the knowledge of the Company, there is no regulatory review or field audit by any Securities Authority proceeding or pending in respect of the Company and its Subsidiaries and, to the knowledge of the Company, there are no ongoing investigations currently being undertaken by any Securities Authority against the Company or its Subsidiaries.

(b)	Other than as set out in Section 3.06 of the Company Disclosure Letter, if the Company or its Subsidiaries are required to be registered as a dealer or adviser with one or more Securities Authorities, the Company and its Subsidiaries are so registered or have applied to such registration with such registration being pending, and such registration or application has not been cancelled or revoked, and is not subject to any terms, conditions or undertakings other than as publicly disclosed with the relevant Securities Authorities as at the date of this Agreement.

(c)	Neither the Company nor its Subsidiaries are, to the knowledge of the Company, under investigation by a Securities Authority or other Governmental Authority.

(d)	Neither the Company nor its Subsidiaries are a “reporting issuer” or its equivalent under the securities legislation of any Canadian jurisdiction.

3.07	Capitalization

The authorized capital of the Company consists of an unlimited number of Company Common Shares and an unlimited number of Company Class B Shares of which 12,439,971 Company Common Shares and 11,502,599 Company Class B Shares are issued and outstanding as at the date hereof. All of the issued the Company Shares have been duly and validly issued in compliance with applicable Law and are outstanding as fully paid and non-assessable shares in the capital of the Company. Immediately prior to the Effective Date, the Company intends to issue 414,474 Company Class B Shares pursuant to a warrant certificate dated December 13, 2021 issued to Kogan Australia Pty Ltd (collectively, the “Additional Securities”).

3.08	Capitalization of Subsidiaries

(e)	The authorized capital of Bitbuy Technologies Inc. consists of 60,000 common shares, all of which, representing 100% of the total issued and outstanding capital of Bitbuy Technologies Inc. are held beneficially and as of record by the Company as fully paid and non-assessable shares.

(f)	The authorized capital of Blockchain Markets Inc. consists of 6,000,000 common shares, 7,832,513 class B common shares, 7,389,162 class C common shares, all of which, representing 100% of the total issued and outstanding capital of Blockchain Markets Inc., are held beneficially and as of record by the Company as fully paid and non-assessable shares.

(g)	The authorized capital of Twenty One Digital Inc. consists of an unlimited number of common shares, all of which, representing 100% of the total issued and outstanding share capital of Twenty One Digital Inc., are held beneficially and as of record by the Company as fully paid and non-assessable shares.

3.09	Options and Other Convertible Securities

Except as disclosed in Section 3.09 of the Company Disclosure Letter, no Person has or will have any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or any Subsidiary of any interest in any of the outstanding shares or securities of the Company or any Subsidiary, or for the issue or allotment of any unissued shares in the capital of the Company or any Subsidiary or any other security directly or indirectly convertible into or exchangeable for such shares in the capital of the Company or any Subsidiary.

3.10	No Pre-Emptive Rights or Voting Agreements

No holder of securities of the Company is entitled to any pre-emptive or similar right to subscribe for securities of the Company. The Company is not a party to any Contract, nor is the Company aware of any Contract, which in any manner affects the voting control of any of the securities of the Company.

3.11	No Cease Trade Orders

No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

3.12	Financial Statements

The Company Financial Statements have been prepared in accordance with IFRS, and:

(a)	the balance sheets included in such Company Financial Statements fairly present, in all material respects, the financial condition of the Company on the respective dates thereof; and

(b)	the statements of financial position, comprehensive loss, changes in deficiency and cash flows included in the Company Financial Statements fairly present, in all material respects, the results of operations of the Company for the fiscal periods then ended.

3.13	Absence of Changes

Since September 30, 2021, there has not been any Company Material Adverse Effect in the Company Business and the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow or business operations of the Company.

3.14	Internal Controls Over Financial Reporting

(a)	The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with principles IFRS as issued by the IASB and to maintain accountability for the Assets.

(b)	To the knowledge of the Company, prior to the date of this Agreement there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since September 30, 2021, and prior to the date of this Agreement, the Company has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

3.15	Ordinary Course

Since September 30, 2021, except for the transactions contemplated by this Agreement, the Company Business has been carried on in the Company Ordinary Course.

3.16	No Restrictions on Activities

Neither the Company nor the Subsidiaries is a party to or bound or affected by any commitment, Contract or document containing any covenant which in any way expressly limits the freedom of the Company or any Subsidiary to compete in any line of business, or to use, transfer or move any of its Assets or operations, or which materially or adversely affects the business practices, operations or condition of the Company or any Subsidiary.

3.17	Extent of Liabilities

Other than expenses incurred in connection with the Business Combination and in the Company Ordinary Course, neither the Company nor any Subsidiary has Liabilities (accrued, absolute, contingent or otherwise), except as disclosed in the Company Financial Statements.

3.18	Non-Arm’s Length Transactions

Except as disclosed in the Company Financial Statements:

(a)                neither the Company nor any Subsidiary has engaged in any transaction with, made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any director, officer, employee or shareholder of the Company or any Subsidiary or any other Person with whom the Company or any Subsidiary is not dealing at arm’s length (within the meaning of the Tax Act) or any affiliate of any of the foregoing, except for amounts due as normal compensation or reimbursement of ordinary business expenses; and

(b)                neither the Company nor any Subsidiary is a party to any contract or agreement with any director, officer, employee, or shareholder of the Company or any Subsidiary or any other Person with whom the Company or any Subsidiary is not dealing at arm’s length (within the meaning of the Tax Act) or any affiliate of any of the foregoing, other than employment agreements entered into in the Company Ordinary Course and agreements evidencing the Company Options granted to date.

3.19	No Guarantees

Neither the Company nor any Subsidiary is bound by any Contract, assurance, bond, undertaking or guarantee under or pursuant to which it has guaranteed or endorsed the debts, obligations or Liabilities of any other Person.

3.20	Intellectual Property

(a)	The Company or a Subsidiary owns all rights in, or have valid and enforceable licenses or other rights to use, all Intellectual Property necessary to carry on their respective businesses as currently carried on or proposed to be carried on, free and clear of all Encumbrances.

(b)	To the knowledge of the Company, there are no third parties who have, or will be able to establish, rights (including any license) to any Intellectual Property owned by the Company or any Subsidiary (or rights in the subject matter of such trade-mark applications, trade- mark registrations, patent applications or patents) in such a manner.

(c)	The Company has not received any written notice of (i) any infringement by third parties of any Intellectual Property owned by the Company or any Subsidiary (“Owned Intellectual Property”), (ii) any conflict with a third party whereby it is alleged that either the Company or any Subsidiary infringes or otherwise violates any Intellectual Property of others, (iii) any conflict with a third party whereby the Company’s or any Subsidiary’s rights in or to any Owned Intellectual Property or the validity or scope of any Owned Intellectual Property is challenged, which infringement or conflict (if the subject of any unfavourable decision, ruling or finding).

(d)	Except as set out in Section 3.20 the Company Disclosure Letter, there is no application for registration of any Owned Intellectual Property with respect to which there has been a determination of unregisterability, and, to the knowledge of the Company, there are no facts which would form a reasonable basis for such determination.

(e)	Except as set out in Section 3.20 the Company Disclosure Letter, to the knowledge of the Company, there is no Intellectual Property held by others that would prevent the development, manufacture, use, sale, lease, license and service of products now existing or under development by the Company, including the Platform.

(f)	To the knowledge of the Company, the conduct of the Company Business has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any Person.

(g)	Neither the Company nor any Subsidiary is a party to any action or proceeding, nor, to the knowledge of the Company, has any action or proceeding been threatened that alleges that any current or proposed conduct of its business has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any Person.

(h)	Except as set out in Section 3.20 the Company Disclosure Letter, all applications for registration of any registered Intellectual Property are in good standing in all material respects, stand in the name of the Company (or a Subsidiary) and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, the Company confirms that all right, title and interest in and to the Intellectual Property disclosed in such application have been assigned in writing (without any right to revoke such assignment) to the Company or a Subsidiary. The Company has prosecuted, and is prosecuting, such applications diligently. To the knowledge of the Company, there has been no public disclosure, sale or offer for sale of any of its Intellectual Property anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Intellectual Property. All material information has been disclosed to the appropriate offices as required according to the local laws in the jurisdictions where the applications are pending.

(i)	All registrations of registered Intellectual Property are in good standing in all material respects and are recorded in the name of the Company (or a Subsidiary) in the appropriate offices to preserve the rights thereto, and all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements. No registration of any Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.

(j)	All Owned Intellectual Property was created or developed only by individuals during the course of their employment with the Company or a Subsidiary or by contractors or consultants in the course of their engagements with the Company or a Subsidiary (“Developers”).

(k)	All Developers, at the time they created or developed the Owned Intellectual Property, were either full-time employees of the Company or a Subsidiary or were contractors who assigned all rights in the Owned Intellectual Property, including any and all worldwide proprietary rights, to the Company or a Subsidiary pursuant to written agreements, and to the knowledge of the Company, the Developers did not incorporate any previously existing work product or other materials proprietary to the Developers or any third party in such creation or development.

(l)	All Developers have waived in writing their moral rights in and to the Owned Intellectual Property to the extent the applicable jurisdiction in which such Developers were located protects moral rights.

3.21	Company Systems and Consumer Data

(a)	In respect of the hardware equipment and software components of the information management, technology and computer systems, including the Platform (collectively, the “Systems”) of the Company and any Subsidiaries:

(i)	the Systems have been maintained and supported in accordance with prudent industry practices in all material respects;

(ii)	there is a commercially reasonable disaster recovery plan in place in respect of such Systems;

(iii)	commercially reasonable controls are in place to control access and security to such Systems and there are appropriate firewalls, virus protection programs and other cybersecurity measures in place that are consistent with current standards and practices of a reasonably prudent business operating in a similar industry and that such measures and policies reasonably safeguards proper access to and the security of, the data of the Company and the Subsidiaries;

(iv)	all software being used is supported by valid licenses and all licenses in respect of such software are in good standing in all material respects and not in default in any material respect; and

(v)	all related data, content and programs are backed-up regularly with copies stored safely and securely off-site.

(b)	To the knowledge of the Company, the computer and data processing systems, facilities and services used by the Company and the Subsidiaries are substantially free of any material defects, bugs and errors, and do not contain any disabling codes or instructions, spyware, trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials wherein any trade secrets or proprietary information of the Company has been disclosed to a third party.

(c)	There have been no written complaints relating to any improper use or disclosure of any information involving the Company or any Subsidiary, nor any breach in the information security, cybersecurity or similar systems in respect of the Company in the past three years, other than as disclosed in Section 3.21 of the Company Disclosure Letter.

(d)	The Company’s use or handling of any customer data has not and does not violate any applicable Law.

3.22	Assets

(a)	The Company Business is the only business carried on by the Company and the Subsidiaries. The Assets include all assets, rights, Authorizations and property necessary to conduct the Company Business immediately after the Business Combination in the same manner it is currently conducted.

(b)	The Company and the Subsidiaries has good and marketable title to all of the Assets where title can be granted, free and clear of any and all claims and Encumbrances whatsoever and no other property or assets are necessary for the conduct of the business of the Company as currently conducted.

(c)	Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold the Assets (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof against the Company and the Subsidiaries, and to the knowledge of the Company the other party or parties thereto, in accordance with the terms thereof except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law, and all material leases, licenses and other agreements pursuant to which the Company and the Subsidiaries derive the interests in such Assets are in good standing.

(d)	The Company does not know of any claim or the basis for any claim that would reasonably be expected to have a Material Adverse Effect on the right of the Company to use, transfer or otherwise exploit the Assets, none of the Assets (or any interest in, or right to earn an interest in, any Asset) of the Company or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, and the Company and the Subsidiaries do not have any responsibility or obligation to pay any material commission, royalty, license fee or similar payment to any Person with respect to the Assets.

(e)	No Person or other entity has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Company or any Subsidiary of any of the Assets.

(f)	The buildings, facilities, structures, infrastructure, equipment, and other tangible personal property of the Company and the Subsidiaries is structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. To the Company’s knowledge, there are no material maintenance expenditures required to be made as of the date hereof that are necessary in order to maintain the Company’s current operations.

(g)	The Company does not own any real property.

(h)	With respect to each of any leased premises of the Company or any Subsidiary (the “Leased Premises”), each of the leases pursuant to which the Company or any Subsidiary occupies the Leased Premises is in good standing and in full force and effect, and the Company or the Subsidiary has the exclusive right to occupy and use the Leased Premises to conduct the Company Business.

(i)	To the knowledge of the Company, there exists no claim or basis for any claim that might or could have a Company Material Adverse Effect on the right of the Company or any Subsidiary to use, transfer or otherwise exploit the Leased Premises.

(j)	The total monthly New Users, Verified Users, and Active Users provided in the excel spreadsheet titled “Client Data Excel”, prepared by management of the Company dated December 17, 2021, is true and accurate in all material respects and does not include any fraudulent or manipulated user account numbers.

(k)	The Company has bank accounts sufficient to service the Company Business and all bank accounts are in good standing. The Company has not received any notices of closure of any bank accounts, and has no reason to believe that it will not continue service of its existing bank accounts in a manner that is sufficient to service the Company Business. All bank accounts are as set out in in Section 3.22(k) of the Company Disclosure Letter.

3.23	Cryptocurrency Assets

(a)	Section 3.23 of the Company Disclosure Letter sets out, in a fair, accurate and complete manner, to the knowledge of the Company, the trading volumes for the trailing twelve months and the total amount of all Crypto Assets under management on the Platform as at November 30, 2021 on an unaudited basis, subject to normal audit adjustments.

(b)	Neither the Company nor its Subsidiaries, Affiliates, employees, management or contractors are engaged in any wash trading or have engaged in any wash trading since incorporation of the business, or any other acts or forms of trading which manipulate or inflate transaction volume, revenue or user numbers.

(c)	The Company’s existing security and coin storage policies and practices are outlined in Section 3.23(c) of the Company Disclosure . The Company and its Subsidiaries represent that they are in compliance with such policies and actively monitors its balances to ensure it remains in compliance with such policies.

(d)	All the cryptocurrency reflected in the Financial Statements and the Interim Financial Statements is controlled by the Company and its Subsidiaries;

(e)	The Company and its Subsidiaries, through authorized directors, officers, employees, and consultants, has full, complete and sole custody and control of the keys to the Company’s and Subsidiaries’ hot and cold wallets.

(f)	Except as part of maintaining float balances for the purposes of market making activity within its own order books, under which the Company maintains unhedged exposure, the Company and its Subsidiaries has adequate and prudent hedging and pricing strategies in place and has not experienced material losses related to volatility in the pricing of the Crypto Assets traded on the Platform.

3.24	Company Material Contracts

All of the Company Material Contracts are set out in Schedule 3.23 of the Company Disclosure Letter, all such Company Material Contracts are valid and subsisting agreements, enforceable in accordance with their terms, and can be fulfilled and performed in all material respects by the Company or the applicable Subsidiary in the Company Ordinary Course. Each such Company Material Contract is unamended since being made available to Purchaser, is in full force and effect, in good standing and no event of default has occurred and is continuing and no event has occurred which, with the giving of notice, the passing of time or both, would constitute an event of default by the Company or any Subsidiary under any Company Material Contract. To the knowledge of the Company, no event has occurred which, with the giving of notice, the lapse of time or both, would constitute an event of default by any other party to any such Company Material Contract, neither the Company nor any Subsidiary is alleged to be in default of any of the provisions of such Company Material Contracts, and the Company is not aware of any disputes with respect thereto.

3.25	Other Contracts

Other than the Company Material Contracts, neither the Company nor any Subsidiary is a party to any Contract, the termination, expiry or non-renewal of which would reasonably be expected to have a Company Material Adverse Effect.

3.26	Taxes

(a)	As of the date of this Agreement, each of the Company and the Subsidiaries has:

(i)	duly and in a timely manner filed all Tax Returns and reports required by Law to have been filed by it (except for such Tax Returns and reports with respect to which the failure to timely file would not reasonably be expected to have a Material Adverse Effect) and all such Tax Returns and reports are true, correct, and complete in all material respects;

(ii)	duly kept all records which it is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Tax by it, as applicable, and such records are available for inspection at the head office of the Company;

(iii)	duly and correctly reported all income and other amounts required to be reported;

(iv)	paid all Taxes which are due and payable; and

(v)	withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Law to do so, except where the failure to withhold or collect, or make any such remittance, deduction or contribution would not reasonably be expected to have a Material Adverse Effect.

(b)	The Company Financial Statements contain adequate provision for all Taxes, assessments and levies imposed on the Company, or its property or rights, regardless of whether such amounts are payable before or after the Effective Date.

(c)	No deficiency in payment of any Taxes for any period has been asserted against the Company or any Subsidiary by any Governmental Authority and remains unsettled at the date hereof.

(d)	No Tax Return of the Company or any Subsidiary is being audited by a Governmental Authority. There are no outstanding waivers, objections, extensions, or comparable consents regarding the application of the statute of limitations or period of reassessment with respect to any Taxes or Tax Returns that have been given or made by the Company or any Subsidiary (including the time for filing of Tax Returns or paying Taxes). To the knowledge of the Company there are no pending requests for any such waivers, extensions, or comparable consents. None of Company nor any Subsidiary has received a ruling from any Governmental Authority or signed an agreement with any Governmental Authority that could reasonably be expected to have a Company Material Adverse Effect.

(e)	There are no actions, suits, examinations, proceedings, investigations, audits or claims now pending or threatened or, to the knowledge of the Company, contemplated against the Company or any Subsidiary in respect of any Taxes and there are no matters under discussion with any Governmental Authority relating to any Taxes.

(f)	No Governmental Authority of a jurisdiction where neither the Company nor the Subsidiaries file a Tax Return has made a claim that the Company or the Subsidiaries are subject to Tax in such jurisdiction.

(g)	Neither the Company nor the Subsidiaries has, at any time, directly or indirectly acquired any property from a Person with whom it was not dealing at arm’s length (within the meaning of the Tax Act) for consideration the value of which is less than the fair market value of the property at the time of the acquisition in circumstances that could subject it to a liability under section 160 of the Tax Act.

(h)	The Company and the Subsidiaries are in compliance in all material respects with applicable transfer pricing Laws, and has made or obtained, in all material respects, any required records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act or any analogous provision of any comparable applicable Laws, for all material transactions between the Company or any of the Subsidiaries, on the one hand, and any Person not resident in Canada with whom the Company or the Subsidiary, as applicable, was not dealing at arm’s length for purposes of the Tax Act, on the other hand.

(i)	There are no circumstances existing which could reasonably be expected to result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial applicable Law, to the Company or any of the Subsidiaries.

(j)	Neither the Company nor the Subsidiaries is a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement. Neither the Company nor the Subsidiaries has any liability for the Taxes of any other Person under any applicable legislation, as a transferee or successor, or by contract.

(k)	The Company is a “taxable Canadian corporation” as defined in the Tax Act.

(l)	The Company Shares do not derive more than 50% of their fair market value directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) Canadian resource properties (as defined in the Tax Act); (iii) timber resource properties (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii) above, whether or not the property exists.

3.27	Privacy

In each area where the Company and its Subsidiaries collects, stores, uses or discloses Personal Information, the Company and its Subsidiaries have a written privacy policy which governs such collection, storage, use and disclosure of Personal Information, and is in compliance in all material respects with such policy. The Company and its Subsidiaries are and have been in compliance in all material respects with all applicable Law in all jurisdictions in which the Company and its Subsidiaries operate their businesses and the requirements of any contract or codes of conduct to which the Company or its Subsidiaries is a party.

3.28	Environmental Matters

To the knowledge of the Company, neither the Company nor any Subsidiary has ever been in violation of, in connection with the ownership, use, maintenance or operation of the Assets, any applicable Environmental Laws. Neither the Company nor any Subsidiary has received any inquiry from or notice of a pending investigation or threatened investigation from any governmental agency or of any administrative or judicial proceeding concerning the violation of any such Environmental Laws.

3.29	Absence of Litigation, etc.

Except as set out in Section 3.29 the Company Disclosure Letter, there is not now in progress, pending or, to the Company’s knowledge, threatened or contemplated against or affecting the Company or any Subsidiary, or any of their assets or properties, including the Assets, or any officer or director thereof in their capacity as an officer or director thereof, any litigation, action, suit, investigation, claim, complaint or other proceeding, including appeals and applications for review, by or before any Governmental Authority. There is not presently outstanding against the Company or any Subsidiary any material judgment, injunction, decree, rule or order of any court, governmental department, including Governmental Authority, commission, agency or arbitrator.

3.30	Compliance with Laws

Except as set out in Section 3.30 the Company Disclosure Letter, the Company Business has been, and is now being, conducted and all of the Assets have been, and are now being, used in compliance with all applicable Laws, and no written notices have been received by the Company or any Subsidiary that the Company Business is not being conducted or that any of such Assets are not being used in compliance with all applicable Laws.

3.31	Anti-Corruption Laws

(a)	To the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the Company or any Subsidiary, has (A) violated any anti-bribery or anti-corruption Laws applicable to the Company or any Subsidiary, including the United States Foreign Corrupt Practices Act of 1977 and Corruption of Foreign Public Officials Act (Canada), or (B) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (i) to any Governmental Authority, whether directly or through any other Person, for the purpose of influencing any act or decision of a Governmental Authority in his or her official capacity; inducing a Governmental Authority to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Governmental Authority to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any Person; or (ii) to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

(b)	To the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the Company or any Subsidiary, has (A) conducted or initiated any review, audit, or internal investigation that concluded the Company, any Subsidiary or any director, officer, employee, consultant, representative or agent thereof, violated any anti-bribery or anti-corruption Laws applicable to the Company or any Subsidiary or committed any material wrongdoing, or (B) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti- corruption Laws, in each case, with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any Person alleging non-compliance with any such Laws.

(c)	The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Applicable Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Company or any Subsidiary with respect to the Applicable Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

3.32	Employment Matters and Employee Plans

(a)	There are no Contracts, written or oral, between the Company on one side, and any other party on the other side, relating to payment, remuneration or compensation for work performed or services provided (other than professional advisors engaged by the Company to provide services in connection with the Business Combination) or that would require any payment to be made as a result of the completion of the transactions contemplated in this Agreement.

(b)	The Company does not have any Employee Plans of any nature whatsoever, nor has the Company ever had any such plans.

(c)	No union representation exists, no certified association holds bargaining rights respecting the employees of the Company or any Subsidiary and, to the knowledge of the Company, no association of employees has applied to be certified as the bargaining agent of any of the employees of the Company or any Subsidiary. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement, letter of understanding or letter of intent with any certified association or association of employees and no collective bargaining agreement, letter of understanding or letters or intent is currently being negotiated by the Company or any Subsidiary. No other action has been taken or, to the knowledge of the Company, is contemplated to organize or unionize any employees of the Company and the Subsidiaries. There are no existing or, to the knowledge of the Company, threatened, labour strikes or labour disputes, work stoppages or slowdowns, controversies, material disputes or other labour troubles affecting the Company or any Subsidiary.

(d)	The Company and the Subsidiaries are currently in compliance with all Laws, regulations and orders relating to labour and employment, including those related to employment standards practices, workers’ compensation, pay equity, occupational health and safety, human rights and accommodation obligations, employment immigration, employee privacy, language of labour relations (French language requirements) and similar legislation, including payment in full of all amounts owing thereunder.

(e)	To the knowledge of the Company, there are no complaints or threatened complaints against the Company before any employment standards branch or tribunal or human rights commission or tribunal, nor, any occurrence which might lead to a complaint under any human rights legislation, employment standards legislation, health and safety legislation, workers’ compensation legislation or pay equity legislation.

(f)	There are no outstanding decisions or settlements or pending settlements under employment standards, human rights legislation, health and safety legislation, workers’ compensation legislation, payment equity legislation or labour relations legislation which place any obligation upon the Company or any Subsidiary to do or refrain from doing any act or place a material financial obligation on the Company or any Subsidiary.

(g)	There are no actions, suits or claims pending, threatened or reasonably anticipated (other than routine claims for benefits) against the Company or any Subsidiary, and there are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by any Governmental Authority with respect to the Company or any Subsidiary, which in either case reasonably could be expected to result in material Liability to the Company.

(h)	Neither the execution and delivery of this Agreement nor the performance of the obligations of the Company thereunder will entitle any current or former employee of the Company to any severance pay, bonus or other similar payment.

3.33	No Powers of Attorney

There are no outstanding powers of attorney or other authorizations granted by the Company or any Subsidiary to any third party to bind the Company or any Subsidiary to any Contract, Liability or obligation.

3.34	Insurance

The Company maintains insurance against such losses, risks and damages to the Assets that are capable of being insured in such amounts that are customary for the Company Business and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all material respects and not in material default. The Company is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business. All insurance policies of the Company and the Subsidiaries are set out in Section 3.34 of the Company Disclosure Letter.

3.35	COVID-19

As of the date hereof, no closure or suspension to the operations currently in effect or previously mandated by a Governmental Authority or otherwise implemented by the Company as a result of the novel coronavirus disease (COVID-19) outbreak has had a Company Material Adverse Effect.

3.36	Authorizations and CSA Order

(a)	The Company and the Subsidiaries have all Authorizations necessary to conduct the Company Business as presently conducted or for the ownership and use of the Assets in compliance with applicable Laws.

(b)	Neither the Company nor any Subsidiary is in default under, nor has it received any notice of any claim or default with respect to, any such Authorization or have any reason to believe they may be in default under any Authorization, or will receive any notice of any claim or default with respect to any Authorization.

(c)	Other than as set out in Section 3.05 of the Company Disclosure Letter, no registrations, filings, applications, notices, transfers, consents, approvals, audits, qualifications, waivers or other action of any kind is required by virtue of the execution and delivery of this Agreement, or of the consummation of the transactions contemplated hereby:

(i)	to avoid the loss of any Authorization or any asset, property or right pursuant to the terms thereof, or the violation or breach of any Law applicable thereto, or

(ii)	to enable the Company or any Subsidiary to hold and enjoy the same immediately after the Effective Date in the conduct of the Company Business as conducted prior to the Effective Date.

(d)	The Company and the Subsidiaries have all necessary Intellectual Property and resources to operate the Platform in compliance with the CSA Order.

3.37	Fees and Commissions

Except as disclosed in Section 3.37 of the Company Disclosure Letter, the Company and the Subsidiaries are not a party to or bound by any Contract to pay any royalty, license fee or management fee. No broker, finder or similar intermediary has acted for or on behalf of or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or Purchaser in connection with this Agreement.

3.38	Books and Records

Complete and correct copies of the Constating Documents, and of all amendments thereto, of the Company and the Subsidiaries have been previously delivered to Purchaser. The corporate records and minute books of the Company contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders thereof, since the date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings duly signed. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the board of directors (or its committees) or of the shareholders of the Company or any Subsidiary.

3.39	Restrictions on Business Combination

Except to the extent that the Company must comply with applicable Laws, the Company is not a party to or bound or affected by any commitment, agreement or document which would prohibit or restrict the Company from entering into and completing the Business Combination.

3.40	Indemnification Agreements

Except for the agreements set out in Section 3.40 of the Company Disclosure Letter, correct and complete copies of which have been provided to the Purchaser, neither the Company nor any Subsidiary is party to any indemnity agreements and any similar agreements that oblige of the Company or any Subsidiary to indemnify any other party.

3.41	Employment, Severance and Change of Control Agreements

Except for the agreements set out in Section 3.41 of the Company Disclosure Letter, correct and complete copies of which have been provided to the Purchaser, neither the Company nor any Subsidiary is a party to any employment, consulting, change of control and severance agreements providing for severance payments in excess of the amount that would result by Law from the employment of an employee without an agreement as to notice or severance.

3.42	Acceleration of Benefits

Except for the agreements set out in Section 3.42 of the Company Disclosure Letter, no Person will, as a result of any of the transactions contemplated herein or in this Agreement, become entitled to (i) any retirement, severance, bonus or other similar payment from the Company or any Subsidiary, (ii) the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company or any Subsidiary, (iii) the forgiveness or postponement of payment of any indebtedness owing by such Person to the Company or any Subsidiary, or (iv) receive any additional payments or compensation under or in respect of any employee or director benefits or incentive or other compensation plans or arrangements from the Company or any Subsidiary.

3.43	Competition Act (Canada)

The aggregate value of the assets in Canada that are owned by the Company, or entities controlled by the Company, and the gross revenues from sales in or from Canada generated from those assets, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder, do not exceed C$93 million.

3.44	No Acquisitions or Dispositions

Except as set out in Section 3.44 the Company Disclosure Letter, either the Company nor any Subsidiary has approved, or entered into any agreement in respect of: (A) the purchase of any material property or assets or any interest therein, or the sale, transfer or other disposition of any Assets or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares or otherwise; (B) the change in control (by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Company) of the Company or any Subsidiary; or (C) a proposed or planned disposition of Company Shares by any shareholder who owns, directly or indirectly, 5% or more of the outstanding Company Shares.

3.45	Bitbuy.com

The Company is the owner of all right, title and interest in the domain name “Bitbuy.com” and has paid a cash amount of approximately $1,875,000 in connection with the acquisition of said domain name.

3.46	Company Board Approval

The Company Board, at a meeting duly called and held, has unanimously determined that the Business Combination is fair to the Company Shareholders and is in the best interests of the Company, has approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has resolved to recommend that the Company Shareholders vote in favour of the Amalgamation Resolution. The directors and officers of the Company intend to vote all Company Shares held by him or her in favour of the Amalgamation Resolution and has agreed that references to such intention may be made in the Company Circular and other documents relating to the Business Combination.

3.47	Full Disclosure

(a)	To the knowledge of the Company, there is no material fact known to any of the Company or any Subsidiary that has had or could reasonably be expected to have a Company Material Adverse Effect that has not been disclosed herein or in such other documents (including the Company Disclosure Letter), certificates and statements furnished to the Purchaser for use in connection with the transactions contemplated hereby.

(b)	To the knowledge of the Company, all information provided by the Company to the Purchaser in relation to the Purchaser’s due diligence requests is true and correct in all material respects and does not contain any omissions as at its respective date as stated therein and has not been amended except as provided to the Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND SUBCO

Purchaser and Subco jointly and severally represent and warrant to the Company as follows and acknowledge and confirm that the Company is relying on such representations and warranties in connection with its entering into this Agreement:

4.01	Incorporation

Each of Purchaser and Subco is a corporation duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own its property and assets and to carry on its business as currently conducted. Neither the nature of its activities or business nor the location or character of the assets owned, operated or leased by Purchaser require it to be registered, licensed or otherwise qualified as a foreign corporation or to be in good standing in any jurisdiction other than the jurisdictions where it is so registered, licensed or qualified. No proceedings have been instituted or are pending for the dissolution or liquidation of Purchaser or Subco.

4.02	Subsidiaries

Except for its ownership of all of the outstanding shares of Subco, WonderFi Entertainment Inc. and WonderFi Digital Inc., Purchaser does not have any interest in any body corporate, partnership, joint ventures or other entity or Person. None of Purchaser or Subco is a party to any agreement, option or commitment to acquire any shares or securities of any body corporate, partnership, trust, joint venture or other entity or Person other than the Convertible Note and in connection with the Business Combination. Purchaser is the sole registered holder and beneficial owner of 100% of the issued and outstanding shares in the capital of Subco, free and clear of all Encumbrances. All of such shares and securities have been fully authorized and validly issued and in the case of shares are outstanding as fully paid and non-assessable shares. No other securities of Subco are issued and outstanding.

4.03	Bankruptcy, etc.

No act or proceeding has been taken by or against the Purchaser or Subco in connection with their dissolution, liquidation, winding up, bankruptcy or reorganization or for the appointment of a trustee, receiver, manager or other administrator nor, to the knowledge of the Company, is any such act or proceeding threatened. Neither the Purchaser nor Subco has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Purchaser nor Subco nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser or Subco to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Purchaser or Subco Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Business Combination.

4.04	Due Authorization, etc.

Subject to the requisite shareholder approvals, (i) each of Purchaser and Subco has all necessary corporate power, capacity and authority to enter into this Agreement and to carry out its obligations under this Agreement and to undertake the Business Combination, and (ii) this Agreement has been duly authorized, executed and delivered by each of Purchaser and Subco and constitutes a valid and binding obligation of each of Purchaser and Subco enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings and to the extent that equitable remedies such as specific performance and injunctions are in the discretion of the court from which they are sought.

4.05	Absence of Conflict

Other than as set out in Section 4.05 of the Purchaser Disclosure Letter, the entering into, and the performance by Purchaser and Subco of the transactions contemplated in this Agreement:

(a)	do not and will not require any consent, permit, approval, Authorization or order of any Governmental Authority, except that which may be required under applicable securities legislation and any approval or authorization under the BCBCA or OBCA, as applicable, that may be required for the Business Combination;

(b)	do not and will not contravene any applicable Laws or any rule or regulation of any Governmental Authority which is binding on Purchaser, where such contravention would reasonably be expected to have a Purchaser Material Adverse Effect; and

(c)	does not and will not violate, result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of (i) the Constating Documents of Purchaser or Subco, or any resolution of the directors or shareholders of Purchaser or Subco, or (ii) any Contract to which Purchaser or Subco is a party or by which the assets or the business of Purchaser is bound or affected, or (iii) any judgment, decree or order or any term or provision thereof applicable to Purchaser or Subco or any of the assets or the business of Purchaser, which breach, conflict or default would reasonably be expected to have a Purchaser Material Adverse Effect or to result in the creation of any Encumbrance upon any of the assets of Purchaser.

4.06	Capital Stock

The authorized share capital of Purchaser consists of (i) an unlimited number of common shares without nominal or par value, of which 75,365,823 Purchaser Shares are issued and outstanding as fully paid and non-assessable shares in the capital of Purchaser. Except as disclosed in Section 4.06 of the Purchaser Disclosure Letter, no Person has or will have any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Purchaser or Subco of any interest in any of their outstanding shares or securities, or for the issue or allotment of any unissued shares in their capital or any other security directly or indirectly convertible into or exchangeable for such shares in the capital of the Purchaser or Subco.

4.07	Options and Other Convertible Securities

Except as set out in Section 4.07 of the Purchaser Disclosure Schedule, no Person has or will have any right, agreement, warrant or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Purchaser or Subco of any interest in any of the outstanding shares or securities of the Purchaser or Subco, or for the issue or allotment of any unissued shares in their capital or any other security directly or indirectly convertible into or exchangeable for such shares in the capital of the Purchaser or Subco.

4.08	Financial Statements

The Purchaser Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with that of preceding periods, and:

(a)	the balance sheets included in such Purchaser Financial Statements fairly present, in all material respects, the financial condition of Purchaser on the respective dates thereof; and

(b)	the statements of operations and deficit included in the Purchaser Financial Statements fairly present, in all material respects, the financial performance and its cash flows of Purchaser for the fiscal periods then ended.

4.09	Absence of Changes

Except as set out in the Purchaser Financial Statements, since September 30, 2021 there has not been any material adverse change in the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow or business operations of Purchaser that would reasonably be expected to have a Purchaser Material Adverse Effect, except for a decrease in Purchaser’s working capital position.

4.10	Internal Controls Over Financial Reporting

To the knowledge of Purchaser, prior to the date of this Agreement there is no fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s, internal control over financial reporting. Since September 30, 2021, and prior to the date of this Agreement, Purchaser has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Purchaser regarding questionable accounting or auditing matters.

4.11	Ordinary Course

Except as set out in Section 4.11 of the Purchaser Disclosure Schedule, since September 30, 2021, except for the transactions contemplated by this Agreement, the business of the Purchaser has been carried on in the ordinary course.

4.12	No Restrictions on Activities

Purchaser is not a party to or bound or affected by any commitment, Contract or document containing any covenant which in any way expressly limits the freedom of Purchaser to compete in any line of business, or to use, transfer or move any of its assets or operations, or which materially or adversely affects the business practices, operations or condition of Purchaser, respectively, and taken as a whole.

4.13	Liabilities

Other than expenses incurred in connection with the Business Combination and in the Purchaser Ordinary Course, has no outstanding Liabilities (direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise), except as disclosed in the Purchaser Financial Statements.

4.14	Non-Arm’s Length Transactions

Except as disclosed in the Purchaser Financial Statements:

(a)                Purchaser has not engaged in any transaction with, made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any director, officer, employee or shareholder of Purchaser or any other Person with whom Purchaser is not dealing at arm’s length (within the meaning of the Tax Act) or any affiliate of any of the foregoing, except for amounts due as normal compensation or reimbursement of ordinary business expenses; and

(b)                Purchaser is not a party to any contract or agreement with any director, officer, employee, or shareholder of Purchaser or any other Person with whom Purchaser is not dealing at arm’s length (within the meaning of the Tax Act or any affiliate of any of the foregoing, other than employment agreements entered into in the Purchaser Ordinary Course and agreements evidencing the Purchaser Options and other convertible securities granted pursuant to the Purchaser Option Plan.

4.15	No Guarantees

Neither the Purchaser or Subco is bound by any Contract, assurance, bond, undertaking or guarantee under or pursuant to which it has guaranteed or endorsed the debts, obligations or Liabilities of any other Person.

4.16	Intellectual Property

(a)	To the knowledge of the Purchaser, there are no third parties who have, or will be able to establish, rights (including any license) to any Intellectual Property owned by the Purchaser or Subco (or rights in the subject matter of such trade-mark applications, trade-mark registrations, patent applications or patents) in such a manner.

(b)	The Purchaser has not received any written notice of (i) any infringement by third parties of any Intellectual Property owned by the Purchaser or Subco, (ii) any conflict with a third party whereby it is alleged that either the Purchaser or Subco infringes or otherwise violates any Intellectual Property of others, (iii) any conflict with a third party whereby the Purchaser’s or Subco’s rights in or to any of its owned Intellectual Property or the validity or scope of any owned Intellectual Property is challenged, which infringement or conflict (if the subject of any unfavourable decision, ruling or finding).

(c)	To the knowledge of the Purchaser, the conduct of the Purchaser’s business has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any Person.

(d)	Neither the Purchaser nor Subco is a party to any action or proceeding, nor, to the knowledge of the Purchaser, has any action or proceeding been threatened that alleges that any current or proposed conduct of its business has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any Person.

4.17	Taxes

(a)	As of the date of this Agreement, Purchaser has:

(i)	duly and in a timely manner filed all Tax Returns and reports required by Law to have been filed by it (except for such Tax Returns and reports with respect to which the failure to timely file would not reasonably be expected to have a Purchaser Material Adverse Effect), and all such Tax Returns and reports are true, correct, and complete in all material respects;

(ii)	duly kept all records which it is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Tax by it, as applicable, and such records are available for inspection at the head office of Purchaser;

(iii)	duly and correctly reported all income and other amounts required to be reported;

(iv)	paid all Taxes which are due and payable; and

(v)	withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Authority when required by Law to do so, except where the failure to withhold or collect, or make any such remittance, deduction or contribution would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)	The Purchaser Financial Statements contain adequate provision for all Taxes, assessments and levies imposed on Purchaser, or its property or rights, arising out of operations on or before September 30, 2021, regardless of whether such amounts are payable before or after the Effective Date.

(c)	No deficiency in payment of any Taxes for any period has been asserted against Purchaser by any Governmental Authority and remains unsettled at the date hereof.

(d)	Other than as set out in Section 4.17(d) of the Purchaser Disclosure Letter, no Tax Return of Purchaser is being audited by a Governmental Authority. There are no outstanding waivers, objections, extensions, or comparable consents regarding the application of the statute of limitations or period of reassessment with respect to any Taxes or Tax Returns that have been given or made by Purchaser (including the time for filing of Tax Returns or paying Taxes). To the knowledge of Purchaser there are no pending requests for any such waivers, extensions, or comparable consents. Purchaser has not received a ruling from any Governmental Authority or signed an agreement with any Governmental Authority that could reasonably be expected to have a Purchaser Material Adverse Effect.

(e)	Other than as set out in Section 4.17(d) of the Purchaser Disclosure Letter, there are no actions, suits, examinations, proceedings, investigations, audits or claims now pending or threatened or, to the knowledge of Purchaser, contemplated against Purchaser in respect of any Taxes and there are no matters under discussion with any Governmental Authority relating to any Taxes.

(f)	Other than as set out in Section 4.17(d) of the Purchaser Disclosure Letter, Purchaser has not been subject to or is currently subject to any investigation, audit or visit by any Governmental Authority relating to Tax which has been notified to Purchaser, and Purchaser is not aware of any such investigation, audit or visit planned for the next twelve months.

(g)	No Governmental Authority of a jurisdiction where the Purchaser does not file a Tax Return has made a claim that the Purchaser is subject to Tax in such jurisdiction.

(h)	The Purchaser has not, at any time, directly or indirectly acquired any property from a Person with whom it was not dealing at arm’s length (within the meaning of the Tax Act) for consideration the value of which is less than the fair market value of the property at the time of the acquisition in circumstances that could subject it to a liability under section 160 of the Tax Act.

(i)	The Purchaser is in compliance in all material respects with applicable transfer pricing Laws, and has made or obtained, in all material respects, any required records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act or any analogous provision of any comparable applicable Laws, for all material transactions between the Purchaser or any of its subsidiaries, on the one hand, and any Person not resident in Canada with whom the Purchaser or any of its subsidiaries, as applicable, was not dealing at arm’s length for purposes of the Tax Act, on the other hand.

(j)	There are no circumstances existing which could reasonably be expected to result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial applicable Law, to the Purchaser.

(k)	The Purchaser is not a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement. The Purchaser has no liability for the Taxes of any other Person under any applicable legislation, as a transferee or successor, or by contract.

(l)	Purchaser is a taxable Canadian corporation for purposes of the Tax Act.

4.18	Privacy

In each area where the Purchaser or Subco collects, stores, uses or discloses Personal Information, they have a written privacy policy which governs such collection, storage, use and disclosure of Personal Information, and is in compliance in all material respects with such policy. The Purchaser and Subco are and have been in compliance in all material respects with all applicable Law in all jurisdictions in which they operate their businesses and the requirements of any contract or codes of conduct to which they are a party.

4.19	Environmental Matters

To the knowledge of the Purchaser, neither the Purchaser nor Subco has ever been in violation of, in connection with the ownership, use, maintenance or operation of their assets, any applicable Environmental Laws. Neither the Purchaser nor Subco has received any inquiry from or notice of a pending investigation or threatened investigation from any governmental agency or of any administrative or judicial proceeding concerning the violation of any such Environmental Laws.

4.20	Absence of Litigation, etc.

There is not now in progress, pending or, to Purchaser’s knowledge, threatened or contemplated against or affecting Purchaser, or any of its assets or properties, or any officer or director thereof in their capacity as an officer or director thereof, any litigation, action, suit, investigation, claim, complaint or other proceeding, including appeals and applications for review, by or before any Governmental Authority, which if determined adversely to Purchaser, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

4.21	Compliance with Laws

The business of Purchaser has been, and is now being, conducted and all of its assets have been, and are now being, used in compliance with all applicable Laws other than such non-compliance which would not reasonably be expected to have a Purchaser Material Adverse Effect, and no written notices have been received by Purchaser that the business of Purchaser is not being conducted or that any of such assets are not being used in compliance with all applicable Laws other than any non-compliance that would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.22	Anti-Corruption Laws

(a)	To the knowledge of the Purchaser, no director, officer, employee, consultant, representative or agent of the Purchaser or Subco, has (A) violated any anti-bribery or anti- corruption Laws applicable to the Purchaser or Subco, including the United States Foreign Corrupt Practices Act of 1977 and Corruption of Foreign Public Officials Act (Canada), or (B) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (i) to any Governmental Authority, whether directly or through any other Person, for the purpose of influencing any act or decision of a Governmental Authority in his or her official capacity; inducing a Governmental Authority to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Governmental Authority to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any Person; or (ii) to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

(b)	To the knowledge of the Purchaser, no director, officer, employee, consultant, representative or agent of the Purchaser or Subco, has (A) conducted or initiated any review, audit, or internal investigation that concluded the Purchaser, Subco, or any director, officer, employee, consultant, representative or agent thereof, violated any anti-bribery or anti-corruption Laws applicable to the Purchaser or Subco or committed any material wrongdoing, or (B) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption Laws, in each case, with respect to any alleged act or omission arising under or relating to non- compliance with any such Laws, or received any notice, request, or citation from any Person alleging non-compliance with any such Laws.

(c)	The operations of the Purchaser and Subco are and have been conducted at all times in compliance with Applicable Anti-Money Laundering Laws and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Purchaser or Subco with respect to the Applicable Anti-Money Laundering Laws is pending or, to the best knowledge of the Purchaser, threatened.

4.23	Employment

The Purchaser and Subco are currently in compliance with all Laws, regulations and orders relating to labour and employment, including those related to employment standards practices, workers’ compensation, pay equity, occupational health and safety, human rights and accommodation obligations, employment immigration, employee privacy, language of labour relations (French language requirements) and similar legislation, including payment in full of all amounts owing thereunder.

4.24	No Powers of Attorney

There are no outstanding powers of attorney or other authorizations granted by Purchaser to any third party to bind Purchaser to any Contract, Liability or obligation.

4.25	Insurance

The Purchaser’s insurance policies are valid and enforceable and in full force and effect, in all material respects, in such amounts and on a basis consistent with reasonably prudent persons in comparable businesses as the Purchaser.

4.26	Authorizations

Purchaser has all Authorizations necessary to conduct its business as presently conducted or for the ownership and use of its assets in compliance with applicable Laws, except for any Authorizations the lack of which would not reasonably be expected to have a Purchaser Material Adverse Effect. Purchaser is not in default under, nor have it received any notice of any claim or default with respect to, any such Authorization. No registrations, filings, applications, notices, transfers, consents, approvals, audits, qualifications, waivers or other action of any kind is required by virtue of the execution and delivery of this Agreement, or of the consummation of the transactions contemplated hereby: (a) to avoid the loss of any Authorization or any asset, property or right pursuant to the terms thereof, or the violation or breach of any Law applicable thereto, or (b) to enable Purchaser to hold and enjoy the same immediately after the Effective Date in the conduct of its business as conducted prior to the Effective Date.

4.27	Fees and Commissions

Except as set out in Section 4.27 of the Purchaser Disclosure Letter, the Purchaser and Subco are not a party to or bound by any Contract to pay any royalty, license fee or management fee. No broker, finder or similar intermediary has acted for or on behalf of or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or Purchaser in connection with this Agreement.

4.28	Books and Records

The corporate records and minute books of Purchaser contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders since its date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed.

4.29	Reporting Issuer Status

Purchaser is a “reporting issuer” in each of the Canadian Jurisdictions within the meaning of the Canadian Securities Laws, is in material compliance with its obligations as a reporting issuer, and none of the Ontario Securities Commission, British Columbia Securities Commission or the Alberta Securities Commission, the NEO or other Governmental Authority has issued any order preventing the Business Combination or the trading of any securities of Purchaser.

4.30	NEO Policies

Purchaser is in material compliance with all policies and requirements of the NEO and has not carried on any business or activities except as permitted thereby.

4.31	Share Issuance

Subject to applicable Canadian Securities Laws and the rules and policies of the NEO, Purchaser has the full and lawful right and authority to issue Purchaser Shares comprising the Share Consideration to the Company Shareholders, in connection with the Business Combination, and upon issuance such shares will be validly issued as fully paid and non-assessable common shares in the capital of Purchaser free and clear of all Encumbrances.

4.32	Public Disclosure Documents

Purchaser is current in the filing of all public disclosure documents required to be filed by Purchaser under applicable Canadian Securities Laws and NEO Listing Manual (including all Contracts required by Canadian Securities Laws to be filed by Purchaser), there are no filings that have been made thereunder on a confidential basis and all of such filings comply with the requirements of all applicable Canadian Securities Laws except where such non-compliance has not and would not reasonably be expected to have a Purchaser Material Adverse Effect.

4.33	No Misrepresentation

No portion of the Public Record contained a misrepresentation (as such term is defined in the Securities Act (British Columbia)), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading, as at its date of public dissemination or as at the date hereof.

4.34	NEO Listing

The Purchaser Shares are listed for trading on the NEO under the trading symbol “WNDR”.

4.35	Full Disclosure

(a)	To the knowledge of the Purchaser, there is no material fact known to any of the Purchaser or Subco that has had or could reasonably be expected to have a Purchaser Material Adverse Effect that has not been disclosed herein or in such other documents (including the Purchaser Disclosure Letter), certificates and statements furnished to the Company for use in connection with the transactions contemplated hereby.

(b)	To the knowledge of the Purchaser, all information provided by the Purchaser or Subco to the Company in relation to the Company’s due diligence requests are true and correct in all material respects and do not contain any omissions as at its respective date as stated therein and has not been amended except as provided to the Company.

ARTICLE 5

SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES

5.01	Survival of Covenants, Representations and Warranties

No investigation by or on behalf of any party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other parties. The representations and warranties of the parties contained in this Agreement will not survive the completion of the Business Combination and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 5.01 will not limit any covenant or agreement of any of the parties, which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

ARTICLE 6

COVENANTS

6.01	Access to the Company

The Company will forthwith make available to Purchaser and its authorized representatives and, if requested by Purchaser, provide a copy to Purchaser of, all title documents, Contracts, Authorizations, financial statements, Constating Documents, minute books, share registers, plans, reports, licences, orders, permits, books of account, accounting records and all other documents, information or data relating to the Company and the Company Business. The Company will afford Purchaser and its authorized representatives every reasonable opportunity to have access during normal business hours to the Company Business and the property, assets, undertaking, records and documents of the Company. At the request of Purchaser, the Company will execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of the Company Business and any property of the Company or to enable Purchaser or its authorized representatives to obtain full access to all files and records relating to the Company and any of the assets of the Company maintained by Governmental Authorities. At Purchaser’s request, the Company will co-operate with Purchaser in arranging any such meetings as Purchaser should reasonably request with:

(a)	officers and directors of the Company; and

(b)	auditors, solicitors or any other Persons engaged or previously engaged to provide services to the Company who have knowledge of matters relating to the Company and the Company Business.

6.02	Access to Purchaser

Purchaser will forthwith make available to the Company and its authorized representatives and, if requested by the Company, provide a copy to the Company of, all title documents, Contracts, financial statements, Constating Documents, minute books, share certificate books, share registers, plans, reports, licences, orders, permits, books of account, accounting records and all other documents, information or data relating to Purchaser and its business. Purchaser will afford the Company and its authorized representatives every reasonable opportunity to have access, during normal business hours, to its business and the property, assets, undertaking, records and documents of Purchaser. At the request of the Company, Purchaser will execute or cause to be executed such consents, authorizations and directions as may be necessary to permit any inspection of its business and any property of Purchaser or any of its subsidiaries or to enable the Company or its authorized representatives to obtain full access to all files and records relating to Purchaser or any of its subsidiaries and any of the assets of Purchaser or any of its subsidiaries maintained by Governmental Authorities. At the Company’s request, Purchaser will co- operate with the Company in arranging any such meetings as the Company should reasonably request with:

(a)	officers and directors of the Purchaser; and

(b)	auditors, solicitors or any other Persons engaged or previously engaged to provide services to Purchaser who have knowledge of matters relating to Purchaser.

6.03	Confidentiality

(a)	Each party hereto agrees that it shall keep strictly confidential and shall not disclose, copy, reproduce or distribute, or cause or permit to be disclosed, copied, reproduced or distributed any information concerning another party hereto (the “Disclosing Party”), its business, operations, assets and liabilities, that was obtained from another party hereto (or such party’s Representatives) including pursuant to Sections 6.01 and 6.02 hereof, respectively (the “Confidential Information”) to anyone except (i) the receiving party’s (the “Recipient”) directors, officers, employees, affiliates and advisors (the “Representatives”) to whom disclosure is reasonably necessary for the purposes of or in connection with the transactions contemplated herein, and who have agreed to be bound by the terms of this Agreement, or (ii) as otherwise consented to in writing by Disclosing Party. Each Recipient shall use its best efforts to ensure that the Confidential Information remains strictly confidential and is not disclosed to or seen, used or obtained by any Person or entity except in accordance with the terms of this Agreement.

(b)	Prior to the Effective Date, each Recipient and its Representatives shall not use or cause to be used any Confidential Information for any purpose other than in connection with evaluating, negotiating or advising in connection with the transactions contemplated herein, and at no time shall a Recipient or its Representatives otherwise use or cause to be used any Confidential Information for the benefit of itself or any other third party or in any manner adverse to, or to the detriment of, the Disclosing Party or its shareholders.

(c)	Each Recipient shall instruct its Representatives to whom it makes disclosure that the disclosure is made in confidence and shall be kept in confidence and used only in accordance with this Agreement. The Recipient is liable for any breach of the obligations under this Agreement committed by its Representatives.

(d)	Notwithstanding the foregoing,

(i)	the obligations of the Recipient under this section 6.02 shall not apply to any information that (A) is publicly available or becomes publicly available through no action or fault of the Recipient, (B) was already in the Recipient’s possession or known to Recipient prior to being disclosed or provided to the Recipient by or on behalf of the Disclosing Party, provided that the source of such information or material was not bound by a contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect thereto, (C) is obtained by the Recipient from a third party, provided, that, such third party has the lawful right to disclose the Confidential Information, or (D) is independently developed by the Recipient without reference to the Confidential Information; and

(ii)	a Recipient may disclose Confidential Information if and to the extent legally required or compelled to do so by applicable law or in any governmental, administrative or judicial process (the “Compelled Disclosure”). The Recipient shall provide the Disclosing Party with prompt written notice of any request or requirement for Compelled Disclosure and shall co-operate with the Disclosing Party as the latter may reasonably and lawfully request with respect to the form, timing and nature of any Compelled Disclosure or seeking a protective order or other appropriate remedy. The Recipient may disclose only such Confidential Information as is specifically required or compelled to be disclosed and shall continue to use his or its best efforts to preserve the confidentiality of the Confidential Information.

(e)	Upon the termination or rescission of this Agreement, each Recipient will promptly, if requested to do so by the Disclosing Party, return to the Disclosing Party or destroy all Confidential Information (including notes, writings and other material developed therefrom by Recipient) and all copies thereof and retain none for its files. The requirements of confidentiality set forth herein shall survive the return or destruction of such Confidential Information.

(f)	Each Recipient hereby agrees that its failure or threat of failure to perform any obligation or duty which it has agreed to perform under this Agreement may cause irreparable harm to the Disclosing Party, which harm cannot be adequately compensated for by monetary damages. It is further agreed by each Recipient that an order of specific performance, injunctive relief or other equitable relief (or any combination thereof) against the Recipient in the event of a breach or default, or the threat of a breach or default, under the terms of this Agreement would be equitable and would not work a hardship on the Recipient and accordingly, in such event the Disclosing Party, without any bond or other security being required and in addition to whatever other remedies are or might be available at law or in equity, shall have the right to commence an action against the Recipient either to compel specific performance by, or to obtain injunctive relief or other equitable relief (or any combination thereof) against, the Recipient, with respect to any such event.

(g)	Each Recipient acknowledges that the Recipient is aware, and shall advise his or its Representatives, that Canadian Securities Laws prohibit any Person who has received material non-public information from an issuer from purchasing or selling securities of such issuer or from communicating such information to any other Person.

6.04	Filings

Purchaser and the Company shall prepare and file, or cause to be filed, any filings required under any applicable Laws, or the rules and policies of the NEO or other Governmental Authorities relating to the Business Combination and the Amalgamation, and shall provide on a timely basis such information to each other as is necessary to complete such filings.

6.05	Conduct of the Company Prior to Closing

Without in any way limiting any other obligations of the Company hereunder, during the period from the date hereof until the earlier of the Effective Date or the date this Agreement is terminated in accordance with its terms, the Company will use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, (ii) to comply with all provisions of this Agreement, and (iii) to cooperate with Purchaser in connection with the foregoing, including, without limitation, the following actions:

(a)	Conduct Business in the Ordinary Course. The Company and its Subsidiaries will:

(i)	conduct the Company Business and its operations and affairs only in the Company Ordinary Course, and the Company and its Subsidiaries will not, without the prior written consent of the Purchaser, take any action or enter into any transaction that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of the Company contained herein, or which may interfere with or be inconsistent with the successful completion of the transactions contemplated herein;

(ii)	comply with the terms of all Company Material Contracts and the Company and the Subsidiaries will use commercially reasonable efforts to maintain and preserve intact their respective business organizations, assets, properties, rights, goodwill and business relationships and keep available the services of its officers, employees and consultants as a group;

(b)	Company Voting Agreements. The Company shall use its commercially reasonable efforts to obtain signed copies of the Company Voting Agreements from the Company Supporting Shareholders concurrently with the execution of this Agreement;

(c)	Material Adverse Effects. The Company shall immediately notify the Purchaser orally and then promptly notify the Purchaser in writing of (i) any “material change” (as defined in the Securities Act (British Columbia)) in relation to the Company or any Subsidiary, (ii) any event, circumstance or development that, to the knowledge of the Company, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (iii) any breach of this Agreement by the Company, or (iv) any event occurring after the date of this Agreement that would render a representation or warranty, if made on that date or the Effective Date, inaccurate;

(d)	Company Financial Statements. The Company covenants and agrees to forthwith complete the preparation of financial statements as required by the NEO and Canadian Securities Laws, including any requirements relating to the filing of a short form prospectus by the Purchaser following the date hereof, which will include applicable annual financial statements and if, and as required, interim financial statements for such periods as may be required by regulatory authorities, all as audited or reviewed by the auditors of the Company as required by, and in accordance with, Canadian Securities Laws and the NEO Listing Manual.

(e)	Corporate Action. The Company will use its commercially reasonable efforts to take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution, delivery and performance of this Agreement and the other agreements and documents contemplated hereby and to complete the Business Combination and the transactions contemplated hereby, and to cause all necessary meetings of directors and Company Shareholders to be held for such purpose. In particular, the Company will obtain the approval of the Company Shareholders for the Amalgamation, pursuant to the Amalgamation Resolution, in accordance with the OBCA on or before February 28, 2022. The Company will not, in connection with the Amalgamation Resolution, mail or otherwise transmit any information circular or form of proxy or other solicitation material to any Person in the United States except to the Company Shareholders resident in the United States as at the record date of the meeting of the Company Shareholders where the approval of the Amalgamation Resolution may be sought;

(f)	Regulatory Consents. The Company will use its commercially reasonable efforts to obtain, prior to the completion of the Business Combination, from all appropriate Governmental Authorities, all Authorizations required as a condition of the lawful consummation of the Business Combination, including approval under any existing Authorizations, and including the provision of reasonable assistance to Purchaser to obtain the approval of the NEO, and will effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities in connection with the same;

(g)	Contractual Consents. The Company will give all notices and use its commercially reasonable efforts to obtain all waivers, consents and approvals required under any Contract to which the Company is a party or by which it is bound to consummate the transactions contemplated in this Agreement;

(h)	Insurance. The Company will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any Subsidiary, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, provided, however, that, the Company will not obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(i)	Retention of Employees. the Company will use reasonable commercial efforts to retain the services of its and the Subsidiary’s existing employees and consultants until the Effective Time, and will promptly provide written notice to the Purchaser of the resignation or termination of any of its key employees or consultants;

(j)	Authorizations. Neither the Company nor any Subsidiary will make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Authorizations or take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any Authorization necessary to conduct its businesses as now being conducted;

(k)	Taxes. The Company will (i) duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects and (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, which for greater certainly shall include any withholding tax obligations arising from the transactions contemplated in this Agreement, and the Company will not (A) change its tax accounting methods, principles or practices, except insofar as may have been required by a change in IFRS or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other proceeding relating to Taxes, (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Authority, or (E) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment;

(l)	Legal Proceedings.

(i)	The Company will not, and will not cause or permit any Subsidiary to, settle or compromise any action, claim or other legal proceeding (i) brought against it for damages or providing for the grant of injunctive relief or other non-monetary remedy (“Litigation”); or (ii) brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Business Combination;

(ii)	The Company will not, and will not cause or permit any Subsidiary to, commence any Litigation (other than Litigation in connection with the collection of accounts receivable);

(m)	Restrictive Covenants. The Company shall not, and shall cause its Subsidiaries to not, directly or indirectly:

(i)	amend its Constating Documents;

(ii)	take steps or permit any Subsidiary to amend its Constating Documents;

(iii)	issue, sell, pledge, hypothecate, lease, dispose of or encumber any of its shares or other securities, or any right, option or warrant with respect thereto, except for the issuance of Purchaser Shares pursuant to the transactions contemplated in this Agreement or the exercise of convertible securities issued and outstanding at the date of this Agreement;

(iv)	split, combine or reclassify any of its securities or declare, pay or make any dividend or other distribution on its shares, except for the distribution of the Cash and Debt Consideration, or distribute any of its properties or assets to any Person;

(v)	amend the terms of any securities of the Company or any Subsidiary;

(vi)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any Subsidiary;

(vii)	reorganize, amalgamate or merge with any other Person and will not cause or permit any Subsidiary to reorganize, amalgamate or merge with any other Person;

(viii)	enter into or amend any employment contracts with any director, officer or key employee, create or amend any Employee Plan, make, other than the issuance of the Additional Securities, any increases in the base compensation, bonuses, paid vacation time allowed or benefits for its directors, officers, employees or consultants;

(ix)	hire or dismiss any employees whose total annual compensation exceeds $50,000 in the aggregate;

(x)	take any action with respect to the grant or increase of any severance, change of control, retirement, retention or termination pay;

(xi)	terminate the employment or consulting arrangement of any senior management employees, except for cause;

(xii)	increase any benefits payable under its current severance or termination pay policies;

(xiii)	take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance or vesting criteria or accelerate vesting under the Company’s stock option plan, except in accordance with its terms as contemplated herein;

(xiv)	enter into any Contract which would be a Company Material Contract if in existence on the date hereof, or terminate, cancel, extend, renew or amend, modify or change any Company Material Contract;

(xv)	acquire or agree to acquire (by tender offer, exchange offer, merger, amalgamation, acquisition of shares or assets or otherwise) any Person, partnership, joint venture or other business organization or division or acquire or agree to acquire any material assets;

(xvi)	create any stock option or bonus plan, pay any bonuses, deferred or otherwise, or defer any compensation to any of its directors, officers or employees;

(xvii)	make any material change in accounting procedures or practices;

(xviii)	mortgage, pledge or hypothecate any of its Assets, or subject them to any Encumbrance;

(xix)	enter into any Contract or arrangement granting any rights to purchase or lease any of its Assets or requiring the consent of any Person to the transfer, assignment or lease of any of its Assets;

(xx)	sell, lease, sublease, assign or transfer (by tender offer, exchange offer, merger, amalgamation, sale of shares or assets or otherwise) any of its Assets;

(xxi)	cancel, waive or compromise any debts or claims, including accounts payable to and receivable from affiliates;

(xxii)	enter into any other material transaction or any amendment of any Contract or Authorization which is material to its business;

(xxiii)	settle any outstanding claim, dispute, litigation matter, or Tax dispute;

(xxiv)	transfer any assets to any of its shareholders or any of their subsidiaries or affiliates or assume any indebtedness or Liability from a shareholder or any of their subsidiaries or affiliates or enter into any other related party transactions;

(xxv)	enter into any material Contract regarding its business operations, including any joint venture, partnership or other arrangement;

(xxvi)	fail to pay or satisfy when due any Liability where the failure to do so would have a Purchaser Material Adverse Effect; or

(xxvii)	enter into any agreement or understanding to do any of the foregoing.

6.06	Conduct of Purchaser Prior to Closing

Without in any way limiting any other obligations of Purchaser hereunder, during the period from the date hereof until the earlier of the Effective Date or the date this Agreement is terminated in accordance with its terms, Purchaser will use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, (ii) to comply with all provisions of this Agreement, and (iii) to cooperate with the Company in connection with the foregoing, including, without limitation, the following actions:

(a)	Material Adverse Effects. Purchaser shall notify the Company of any Purchaser Material Adverse Effect;

(b)	Corporate Action. Purchaser will use its commercially reasonable efforts to take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution, delivery and performance of this Agreement and the other agreements and documents contemplated hereby and to complete the Business Combination and to cause all necessary meetings of directors and shareholders of Purchaser and Subco to be held for such purpose;

(c)	Company Board Nominee. Following the Effective Time, the Purchaser shall appoint one nominee of the Company, to be determined by the Principals, to the Purchaser Board, provided that such nominee is duly experienced and qualified, and also qualifies as an independent member of the Purchaser Board, and is acceptable to NEO and the Purchaser, acting reasonably. Following the Effective Time, Dean Skurka shall be granted observer status in respect of all meetings of the Purchaser Board. At the Purchaser’s next meeting of shareholders at which directors are nominated for election to the Purchaser Board, the Purchaser shall also nominate, Dean Skurka, as a second nominee on behalf of the Company, to the Purchaser Board.

(d)	NEO Approval. Purchaser will use its commercially reasonable efforts to obtain the necessary approvals of the NEO and the Purchaser Shareholders for the Purchaser Approval Resolution, as required pursuant to the NEO Listing Manual;

(e)	Subco Restrictive Covenant. Subco shall not, directly or indirectly, enter into any Contract whatsoever or issue any Subco Common Shares following the date of this Agreement, except in accordance with the provisions of this Agreement; and

(f)	Contractual Consents. Purchaser will give any notices and use its commercially reasonable efforts to obtain any consents and approvals required under any Contract to which Purchaser is a party or by which it is bound to consummate the transactions contemplated hereby.

(g)	Restrictive Covenants. Prior to the Effective Time, Purchaser shall not, and shall cause its Subsidiaries to not, directly or indirectly:

(i)	amend its Constating Documents;

(ii)	take steps or permit any Subsidiary to amend its Constating Documents;

(iii)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any Subsidiary;

(iv)	make any material change in accounting procedures or practices;

(v)	split, combine or reclassify any of its securities or declare, pay or make any dividend or other distribution on its shares, except for the Cash and Share Consideration, or distribute any of its properties or assets to any person;

(vi)	incur any debt other than: (i) a credit facility for working capital purposes not to exceed an aggregate principal amount of $5 million; (ii) investment based debt financing pursuant to which no less than 50% of the net proceeds is utilized to pay down the Debt Consideration; (iii) debt in connection with future acquisitions where the lender has agreed to subordinate their debt to the Debt Consideration; and (iv) ordinary course payables;

(vii)	fail to pay or satisfy when due any Liability where the failure to do so would have a Purchaser Material Adverse Effect; or

(viii)	enter into any agreement or understanding to do any of the foregoing.

6.07	Standstill of the Company

(a)	Except as expressly contemplated by this Agreement or to the extent that the Purchaser, in its sole and absolute discretion, has otherwise consented to in writing, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with its terms, the Company shall not and shall cause its Representatives and Subsidiaries to not, directly or indirectly through any other Person:

(i)	make, initiate, solicit, knowingly encourage or otherwise facilitate (including by way of furnishing or affording access to information or any site visit), any inquiries or the making of any proposal or offer that constitutes, in one transaction or a series of transactions, an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(ii)	participate in any discussions or negotiations with, furnish information to, or otherwise co-operate in any way with, any Person (other than the Purchaser and its subsidiaries) regarding an Acquisition Proposal or that reasonably could be expected to lead to an Acquisition Proposal;

(iii)	remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree, approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three Business Days after such Acquisition Proposal has been publicly announced shall be deemed to constitute a violation of this Section 6.07(a)(iii); or

(iv)	accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(b)	The Company, its Subsidiaries and its Representatives shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person (other than the Purchaser and its subsidiaries) conducted heretofore by the Company or any of its Representatives with respect to any Acquisition Proposal and, in connection therewith, the Company will discontinue access to any of its confidential information, including access to any data room, virtual or otherwise, to any Person (other than access by the Purchaser and its Representatives) and will as soon as practicable, and in any event within two Business Days after the date hereof, request, and use its commercially reasonable efforts to exercise all rights it has (or cause the Subsidiaries to exercise any rights that they have) to require the return or destruction of all confidential information regarding the Company or the Subsidiaries previously provided in connection therewith to any Person (other than the Purchaser and its Representatives) to the extent such confidential information has not already been returned or destroyed and use commercially reasonable efforts to ensure that such obligations are fulfilled in accordance with the terms of such rights.

(c)	The Company will promptly (and, in any event, within 24 hours) notify the Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal (whether or not in writing) received by the Company, any inquiry received by the Company that could reasonably be expected to lead to an Acquisition Proposal, or any request received by the Company for non-public information relating to the Company in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any Person that informs the Company that it is considering making an Acquisition Proposal, including a copy of the Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the Person making such Acquisition Proposal, inquiry or request, and promptly provide to the Purchaser such other information concerning such Acquisition Proposal, inquiry or request as the Purchaser may reasonably request. The Company will keep the Purchaser promptly and fully informed of the status and details (including all amendments) of any such Acquisition Proposal, inquiry or request.

(d)	Neither the Company Board, nor any committee thereof shall permit the Company to accept or enter into any Contract requiring the Company to abandon, terminate or fail to consummate the Business Combination or providing for the payment of any break, termination or other fees or expenses to any Person proposing an Acquisition Proposal in the event that the Company completes the transactions contemplated hereby or any other transaction with the Purchaser or any of its affiliates.

(e)	The Company will not become a party to any Contract with any Person subsequent to the date hereof that limits or prohibits the Company from (x) providing or making available to the Purchaser and its affiliates and Representatives any information provided or made available to such Person or its officers, directors, employees, consultants, advisors, agents or other representatives (including solicitors, accountants, investment bankers and financial advisors) pursuant to any confidentiality agreement described in this Section 6.07 or (y) providing the Purchaser and its affiliates and Representatives with any other information required to be given to it by the Company under this Section 6.07.

(f)	The Company agrees (i) not to release any Persons from, or terminate, modify, amend or waive the terms of, any confidentiality agreement or standstill agreement or standstill provisions in any such confidentiality agreement that the Company entered into prior to the date hereof, (ii) to promptly and diligently enforce all standstill, non-disclosure, non- disturbance, non-solicitation and similar covenants that it has entered into prior to the date hereof or enter into after the date hereof. The Company shall forthwith, if provided for in a confidentiality agreement with such Person, request the return or destruction of all information provided to any third party that, has entered into a confidentiality agreement with the Company to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(g)	Notwithstanding any of the provisions of this Section 6.07, the Company Board shall have the right to respond, within the time and in the manner required by applicable securities laws, to any take-over bid or tender or exchange offer made for the Company Shares.

(h)	The Company shall ensure that its Representatives are aware of the provisions of this Section 6.07, and the Company shall be responsible for any breach of this Section 6.07 by any of its Representatives.

(i)	In the event of a breach of this Section 6.07 by the Company, if the Company (a) enters into any Acquisition Agreement, or (b) publicly announces an Acquisition Agreement, within twelve months of the date of termination of this Agreement, the Company shall pay to the Purchaser a $5,000,000 break fee (the “Break Fee”) payable in the same consideration and under the same terms as received in the transaction contemplated by the Acquisition Agreement, upon completion of such transaction.

(j)	Each Party acknowledges that all of the payment amounts set out in this Section 6.07(i) are payments in consideration for the disposition of the Purchaser’s rights under this Agreement and represent liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. The Company irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. Nothing contained in this Section 6.07, and no payment of any such amount, shall relieve or have the effect of relieving the Company in any way from liability for damages incurred or suffered by the Purchaser as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement.

ARTICLE 7

CONDITIONS OF CLOSING

7.01	Conditions in Favour of Purchaser

The consummation of the Business Combination is subject to the following terms and conditions for the exclusive benefit of Purchaser, to be fulfilled or performed at or prior to the Effective Time:

(a)	Constating Documents and Certificate of Corporate Existence. Purchaser shall have received from the Company: (i) a copy of the Constating Documents of the Company, the resolutions of the Company Board and Company Shareholders authorizing the Amalgamation, Business Combination and the entrance into of this Agreement and a certificate of incumbency of the Company, certified by a duly authorized officer of the Company, to be true and complete as of the Effective Date; (ii) a certificate or the equivalent, dated not more than three days prior to the Effective Date, of the jurisdiction of incorporation of the Company and the Subsidiaries as to the corporate good standing thereof and (iii) a certificate of the Company, certified by a duly authorized officer of the Company, as the case may be, to be true and complete list of all of the issued and outstanding securities of the Company as at the Effective Time.

(b)	Board and Shareholder Approvals. The Company shall have obtained the approval of its board of directors and the approval of the Amalgamation Resolution, in accordance with the OBCA, for this Agreement and the transactions contemplated hereby.

(c)	Representations and Warranties. The representations and warranties of the Company contained in this Agreement will be true and correct at the Effective Time, with the same force and effect as if such representations and warranties were made at and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event they will be true as of such earlier date, or except as affected by transactions specifically permitted or contemplated by this Agreement, or except for any failures or breaches of representations and warranties which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect or prevent or delay the completion of the Business Combination or other transactions contemplated herein), and certificates of the Chief Executive Officer and the Chief Financial Officer of the Company dated the Effective Date will have been delivered to Purchaser confirming the foregoing.

(d)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Company at or before the Effective Time will have been complied with or performed (except to the extent that the failure to comply with such covenants has not resulted in or would not result in, individually or in the aggregate, a Company Material Adverse Effect or prevent or delay the completion of the Business Combination or the other transactions contemplated herein), and certificates of the Chief Executive Officer and the Chief Financial Officer of the Company dated the Effective Date will have been delivered to Purchaser confirming the foregoing.

(e)	Regulatory Consents. There will have been obtained, from all relevant Governmental Authorities, such Authorizations as are required to be obtained by the Company and Purchaser to consummate the Business Combination, in each case in form and substance satisfactory to Purchaser, acting reasonably.

(f)	Escrow Conditions. The Escrow Conditions shall be in effect (other than with respect to any Purchaser Shares issued to Canaccord) and all certificates or DRS advices representing Purchaser Shares issued to former Company Shareholders in exchange for Company Shares, either as a result of the Share Exchanges or the Amalgamation, shall bear a legend reflecting such Escrow Conditions.

(g)	Issued and Outstanding Company Shares. The total number of Company Shares on a fully diluted basis, including the Company Options, Company Broker Warrants and Additional Securities, shall not exceed 29,000,000.

(h)	Contractual Consents. The Company will have given or obtained the notices, consents and approvals referred to in subsection 6.05(g), as applicable, in each case in form and substance satisfactory to Purchaser, acting reasonably.

(i)	Required Approvals. The Company shall have received all required approvals as set out in Section 3.05 of the Company Disclosure Letter in each case in form and substance satisfactory to Purchaser, acting reasonably.

(j)	NEO Approval. The Business Combination, the issuance of the Consideration, subject to Section 2.06, and the listing of the Purchaser Shares comprising the Share Consideration shall have received conditional approval from the NEO.

(k)	No Action or Proceeding. No bona fide legal or regulatory action or proceeding will be pending or threatened by any Person to enjoin, restrict or prohibit the Business Combination or any other of the transactions contemplated hereby, or the right of Purchaser, Subco or the Company, to conduct, expand, and develop their business or cause any component of the Business Combination or any transaction related to the Business Combination to be rescinded following consummation.

(l)	Applicable Laws. No Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Business Combination illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Business Combination.

(m)	Authorizations. All Authorizations, including the CSA Order, shall be in effect and in good standing on completion of the Business Combination and no Governmental Authority shall have any objection to the Business Combination under any of the Authorizations.

(n)	Employment Agreements. Michael Arbus, Dean Skurka and Jordan Anderson (along with certain key employees) will enter into employment and non-competition agreements, to be negotiated between the Purchaser and the Company, for a period not exceeding 18 months following completion of the Business Combination.

(o)	MGM LOI. The MGM LOI shall have been terminated and of no force or effect, subject to the payment of the MGM Termination Fee.

(p)	Company Voting Agreements. The Company Voting Agreements shall have been entered into between all Company Supporting Shareholders and the Purchaser, in a form satisfactory to the Purchaser, acting reasonably.

(q)	Indenture. The indenture with respect to the Debt Consideration shall have been entered into between the Company, the Purchaser and the debenture trustee, in a form satisfactory to the Company and the Purchaser, each acting reasonably.

(r)	No Company Material Adverse Effect. There will have been no Company Material Adverse Effect since the date hereof and a certificate of the Chief Executive Officer and the President of the Company dated the Effective Date to that effect will have been delivered to Purchaser.

(s)	Dissent Rights. Dissent Rights will not have been exercised in respect of a total number of Company Shares which would, if such shares were converted into Purchaser Shares pursuant to the Business Combination, exceed 10% of the Purchaser Shares outstanding upon completion of the Business Combination.

(t)	Compliance with Agreement. The Company shall be in compliance in all material respects with the terms of this Agreement and the Agreement shall not have been terminated in accordance with its terms.

If any of the conditions contained in this Section 7.01 have not been performed or fulfilled at or prior to the Effective Time to the satisfaction of Purchaser, acting reasonably, Purchaser may, by notice to the Company, terminate this Agreement and the obligations of the Company and Purchaser under this Agreement. Any such condition may be waived in whole or in part by Purchaser without prejudice to any claims it may have for breach of covenant, representation or warranty or otherwise.

7.02	Conditions in Favour of the Company

The consummation of the Business Combination is subject to the following terms and conditions for the exclusive benefit of the Company, to be fulfilled or performed at or prior to the Effective Time:

(a)	Constating Documents, Certificate of Corporate Existence of Purchaser and Subco. The Company shall have received: (i) a copy of the Constating Documents of the Purchaser and Subco, the resolutions of the Purchaser Board and Purchaser Shareholders authorizing the Business Combination and the entrance into of this Agreement and a certificate of incumbency of the Purchaser and Subco, certified by a duly authorized officer of the Purchaser and Subco, to be true and complete as of the Effective Date; (ii) a certificate or the equivalent, dated not more than three days prior to the Effective Date, of the jurisdiction of incorporation of each of Purchaser and Subco as to the corporate good standing thereof..

(b)	Board and Shareholder Approvals. Each of Purchaser and Subco shall have obtained the approval of its board of directors and shareholders for this Agreement and the transactions contemplated hereby.

(c)	Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement will be true and correct at the Effective Time, with the same force and effect as if such representations and warranties were made at and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event they will be true as of such earlier date, or except as affected by transactions specifically permitted or contemplated by this Agreement, or except for any failures or breaches of representations and warranties which, individually or in the aggregate, would not reasonably be expected to result in a Purchaser Material Adverse Effect or prevent or delay the completion of the Business Combination or other transactions contemplated herein), and a certificate of the Chief Executive Officer and the Chief Financial Officer of Purchaser dated the Effective Date will have been delivered to the Company confirming the foregoing.

(d)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by Purchaser at or before the Effective Time will have been complied with or performed (except to the extent that the failure to comply with such covenants has not resulted in or would not result in, individually or in the aggregate, a Purchaser Material Adverse Effect or prevent or delay the completion of the Business Combination or the other transactions contemplated herein), and a certificate of the Chief Executive Officer and the Chief Financial Officer of Purchaser dated the Effective Date will have been delivered to the Company confirming the foregoing.

(e)	Regulatory Consents. There will have been obtained, from all relevant Governmental Authorities, such Authorizations as are required to be obtained by the Company and Purchaser to consummate the Business Combination, in each case in form and substance satisfactory to the Company, acting reasonably.

(f)	Contractual Consents. Purchaser will have given or obtained the notices, consents and approvals referred to in subsection 6.06(f), in each case in form and substance satisfactory to Purchaser, acting reasonably.

(g)	Required Approvals. Assuming it has used commercially reasonable efforts to obtain such consents and kept Purchaser duly apprised on all material filings with an opportunity to provide reasonable input where appropriate, the Company shall have received all required approvals as set out in Section 3.05 of the Company Disclosure Letter in each case in form and substance satisfactory to Company, acting reasonably.

(h)	NEO Approval. The Business Combination, the issuance of the Consideration, subject to Section 2.06, and the listing of the Purchaser Shares comprising the Share Consideration shall have received conditional approval from the NEO.

(i)	Indenture. The indenture with respect to the Debt Consideration shall have been entered into between the Company, the Purchaser and the debenture trustee, in a form satisfactory to the Company and the Purchaser, each acting reasonably.

(j)	No Action or Proceeding. No bona fide legal or regulatory action or proceeding will be pending or threatened by any Person to enjoin, restrict or prohibit the Business Combination or any other of the transactions contemplated hereby, or the right of Purchaser, Subco or the Company, to conduct, expand, and develop their business or cause any component of the Business Combination or any transaction related to the Business Combination to be rescinded following consummation.

(k)	Applicable Laws. No Law will have been enacted, issued, promulgated, enforced, made, entered, issued or applied and no proceeding will otherwise have been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Business Combination illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Business Combination.

(l)	No Purchaser Material Adverse Effect. There will have been no Purchaser Material Adverse Effect since the date hereof and a certificate of the Chief Executive Officer and the President of the Purchaser dated the Effective Date to that effect will have been delivered to the Company.

(m)	Compliance with Agreement. The Purchaser shall be in compliance in all material respects with the terms of this Agreement and the Electing Company Shareholder Purchase Agreements and the Agreement shall not have been terminated in accordance with its terms.

If any of the conditions in this Section 7.02 have not been performed or fulfilled at or prior to the Effective Time to the satisfaction of the Company, acting reasonably, the Company may, by notice to Purchaser, terminate this Agreement and the obligations of the Company and Purchaser under this Agreement. Any such condition may be waived in whole or in part by the Company without prejudice to any claims it may have for breach of covenant, representation or warranty or otherwise.

7.03	Filing Articles

The Company will file with the Director, Articles of Amalgamation and such other documents as may be required to complete the Business Combination as soon as practical and in any event within one Business Day after all conditions set out in Sections 7.01 and 7.02 have been satisfied or waived.

7.04	Further Assurances

Each party to this Agreement covenants and agrees that, from time to time prior to and subsequent to the Business Combination, it will execute and deliver all such documents, including all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as the other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

ARTICLE 8

TERMINATION

8.01	Termination

This Agreement may be terminated at any time before the Effective Time:

(a)	by the mutual written agreement of Purchaser and the Company;

(b)	by either of Purchaser or the Company by notice to the other if there has been a material change or change in material fact, misrepresentation, breach or non-performance by the breaching party of any representation, warranty, covenant or obligation contained in this Agreement, which could reasonably be expected to have a Material Adverse Effect on the terminating party or the ability of either party to complete the Business Combination in accordance with the terms of this Agreement, provided the breaching party has been given notice of and ten (10) days to cure any such misrepresentation, breach or non-performance;

(c)	by Purchaser in the event of a breach of Section 6.07 or Section 7.01;

(d)	by the Company pursuant to Section 7.02; or

(e)	by either the Company or Purchaser, if the Business Combination has not been completed on or before March 31, 2022 or such later date as may be agreed to by the Company and Purchaser (provided, that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of or resulted in the failure to consummate the transactions contemplated hereby by such date), provided that the right to terminate this Agreement is not available to a party if it is in material breach of any representation, warranty or covenant hereof.

8.02	Effect of Termination

If this Agreement is terminated in accordance with Section 8.01:

(a)	this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the parties hereunder except with respect to (i) Section 6.02, Section 6.07 and Section 9.02, which will survive such termination, and (ii) a breach arising from the fraud or wilful misconduct of any party; and

(b)	neither Purchaser nor the Company will have any further liability to the other party except as expressly contemplated hereby, provided that the termination of this Agreement (i) will not relieve either Purchaser or the Company from any liability for breach by it of this Agreement prior to such termination or (ii) preclude a party from seeking injunctive relief to restrain any breach or threatened breach of this Agreement or otherwise to obtain specific performance of any provision of this Agreement.

8.03	Waivers and Extensions

At any time prior to the earlier of the Effective Time or the termination of this Agreement in accordance with the provisions thereof, each of the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of another party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party to be bound thereby.

ARTICLE 9

MISCELLANEOUS

9.01	Further Assurances

Each of the Parties hereto will from time to time execute and deliver all such further documents and instruments and do all acts and things as another Party hereto may, either before or after the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

9.02	Transaction Costs

Other than as set out in Section 6.07, each party hereto will pay its respective costs and expenses (including but not limited to its legal and accounting costs) incurred in connection with the preparation, execution, delivery and performance of this Agreement and all documents and instruments executed pursuant to this Agreement and all transactions contemplated by this Agreement, and any other costs and expenses whatsoever and howsoever incurred.

9.03	Time of the Essence

Time is of the essence of this Agreement.

9.04	Public Announcements

The parties hereto shall not make any public announcement or press release concerning this Agreement or the matters contemplated herein, their discussions or any other memoranda, letters or agreements between the parties relating to the matters contemplated herein without the prior consent of each other, which consent shall not be unreasonably withheld, provided that no party shall be prevented from making any disclosure which is required to be made by Law or any rules of the NEO or similar organization by which it is bound.

9.05	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

9.06	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

9.07	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific provision waived.

9.08	Assignment

This Agreement may not be assigned by a party hereto without the written consent of the other parties hereto, such consent not to be unreasonably withheld or delayed.

9.09	Notices

Any demand, notice or communication to be made or given under or pursuant to this Agreement is to be in writing, except as otherwise expressly permitted or required under this Agreement, and may be made or given by personal delivery, by registered mail or by transmittal by electronic mail addressed to the respective parties as follows:

(a)	If to Purchaser, then to the following address: Suite 250, 780 Beatty Street Vancouver, British Columbia V6B 2M1

Attention:	Ben Samaroo
Email :	[Redacted – Confidential Information]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

885 W Georgia St #2200

Vancouver, BC, V6C 3E8

Attention:	Jeff Durno
Email:	jdurno@cassels.com

(b)	If to the Company, then to the following address: 110 Cumberland St, Suite 341 Toronto, ON, M5R 3V5

Attention:	Dean Skurka
Email :	[Redacted – Confidential Information]

with a copy (which shall not constitute notice) to:

Chitiz Pathak LLP

TD North, 77 King St W Tower, Suite 700

Toronto, ON, M5K 1G8

Attention:	Paul Pathak
Email:	PPathak@ChitizPathak.com

(c)	If to the Principals, then to the following address: 110 Cumberland St, Suite 341 Toronto, ON, M5R 3V5

Attention:	Michael Arbus
Email :	[Redacted – Confidential Information]

or to such other mailing or electronic mail address as any party may from time notify the others of in accordance with this paragraph. Any demand, notice or communication made or given by personal delivery is conclusively deemed to have been given on the day of actual delivery thereof, or, if made or given by registered mail, on the fifth (5th) business day following the deposit thereof in the mail or, if made or given by electronic mail, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day. If the party making or giving such demand, notice or communication knows, or ought reasonably to know, of difficulties with the postal system which might affect the delivery of mail, any such demand, notice or communication is not to be mailed but is to be made or given by personal delivery or by electronic mail transmission.

9.10	Remedies Cumulative

The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

9.11	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without giving effect to any choice or conflict of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

9.12	Attornment

For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each party hereto hereby attorns to the jurisdiction of the courts of the Province of Ontario.

9.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by either party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[The remainder of this page has been left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

WONDERFI TECHNOLOGIES INC.

By:	(signed) “Ben Samaroo”
	Name:	Ben Samaroo
	Title:	Chief Executive Officer

100067624 ONTARIO INC.

By:	(signed) “Ben Samaroo”
	Name:	Ben Samaroo
	Title:	Sole Director

FIRST LEDGER CORP.

By:	(signed) “Dean Skurka”
	Name:	Dean Skurka
	Title:	President

(signed) “Dean Skurka”
DEAN SKURKA

(signed) “Jordan Anderson”
JORDAN ANDERSON

(signed) “Michael Arbus”
MICHAEL ARBUS

(signed) “Robert Halpern”
ROBERT HALPERN

SCHEDULE “A”

FORM OF SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (the “Agreement”) is dated effective as of [●], 2022 by and among [●] (the “Holder”), WonderFi Technologies Inc. (the “Purchaser”), 100067624 Ontario Inc. (a wholly owned subsidiary of the Purchaser) (“Subco”), and First Ledger Corp. (the “Company”).

RECITALS

(a)	The Purchaser, Subco and the Company entered into a business combination agreement dated January 4, 2022 (the “BCA”) pursuant to which the parties thereto agreed that Subco will amalgamate with the Company (the “Amalgamation”) and, pursuant to the terms of the Amalgamation, the Purchaser shall be issued an equivalent number of common shares of the resulting corporation (“Amalco”) and the holders of all of the outstanding common shares and non-voting Class B common shares of the Company (the “Company Shares”) shall be issued, along with other consideration, one common share of the Purchaser in exchange for each outstanding Company Share such that, upon completion of the Amalgamation, Amalco will be a wholly owned subsidiary of the Purchaser (the “Transaction”).

(b)	The Consideration to be paid to each holder of the Company Shares, in accordance with the BCA, is composed of the Cash Consideration, Debt Consideration and the Share Consideration (each as defined in the BCA).

(c)	The BCA provides that holders of common shares of the Company may, at their option, complete a share purchase agreement, providing for the exchange of their respective common shares of the Company for their pro rata portion of the Consideration instead of obtaining same through the mechanics of the BCA itself and the Amalgamation.

(d)	The Holder is the registered and beneficial owner of [AMOUNT] common shares of the Company (the “Holder’s Company Shares”).

(e)	The Holder wishes to enter into and be bound by this Agreement for the purposes of evidencing such Holder’s agreement with respect to those matters related to the Transaction specified herein.

(f)	Capitalized terms used but not otherwise defined herein shall have the meaning assigned to them in the BCA.

In consideration of the above and for other good and valuable consideration, the parties hereto hereby agree as follows:

1.	Share Exchange. The Holder and the Company agree that, subject to the satisfaction or waiver of all closing conditions set out in the BCA by the parties thereto, and the terms and conditions set forth herein, Holder shall sell, transfer, assign and deliver to the Purchaser and the Purchaser shall purchase from Holder, all of Holder’s right, title and interest in and to the Holder’s Company Shares for an aggregate purchase price (the "Purchase Price") equal to $[AMOUNT], which the parties hereto have determined to be the fair market value of the Holder’s Company Shares (the “Share Exchange”).

A - 2 -

2.	Purchase Price. The Purchase Price shall be satisfied by the issuance to Holder at the time of the Closing (as defined herein) of:

(a)	$[AMOUNT] common shares (the “Purchaser Share Consideration") in the capital of the Purchaser which such common shares shall be fully paid and non-assessable;

(b)	$[AMOUNT] in cash consideration (the “Cash Consideration”); and

(c)	$[AMOUNT] in debt on the same terms as the Debt Consideration.

3.	Stated Capital Account. The parties hereto agree that the Purchaser shall add $[AMOUNT] to the stated capital account maintained for the common shares in the capital of the Purchaser in respect of the Purchaser Share Consideration.

4.	Price Adjustment Clause. The parties hereto hereby acknowledge and confirm that they reasonably and in good faith intend that the Purchase Price shall be equal to the fair market value of the Holder’s Company Shares at the time of Closing. The parties agree that, if any party to this Agreement or a taxing authority having jurisdiction shall assert by assessment, reassessment or otherwise that the fair market value of the Holder’s Company Shares is not equal to the Purchase Price, then the Purchase Price attributable to the Holder’s Company Shares shall be increased or decreased by the difference so determined; but only to the extent that the Purchase Price attributable to the Holder’s Company Shares so revised is accepted by the taxing authority and each of the parties or, failing such acceptance, is established by a court having jurisdiction in the matter after all rights of appeal have been exhausted or all times for appeal have expired without appeals having been taken by such taxing authority or either of the parties, and otherwise shall be as asserted by the taxing authority. If there is an adjustment to the Purchase Price, as aforesaid, such adjustment shall be deemed to be made nunc pro tunc with effect as at the closing time; and for the purposes of the foregoing, the parties hereto covenant and agree to make all adjustments necessary to reflect such adjustment.

5.	Tax Elections. At the request of the Holder, the parties will jointly elect or cause a joint election to be made in the forms prescribed under subsection 85(1) of the Income Tax Act (Canada) (the “Tax Act”) and under any and all equivalent provisions of any other applicable provincial legislation, in respect of the transfer of the Holder’s Company Shares in form and substance mutually agreeable between them and within the time and in the manner required by such legislation. For greater certainty, the amounts which the parties will set out in the election forms prescribed under subsection 85(1) of the Tax Act, and under any and all equivalent provisions of any other applicable provincial legislation, in respect of the transfer of the Holder’s Company Shares will be determined by the Holder, in accordance with applicable law, and the parties will amend or revise such elections as required in the event of any adjustment to the Purchase Price under Section 4.

6.	Further Assurances. At any time and from time to time prior to and following the Closing, at the reasonable request of the Company, Subco or the Purchaser, the Holder will execute and deliver, or cause to be executed and delivered, such other documents and instruments and will take, or cause to be taken, such further or other actions as the Company, Subco or the Purchaser may reasonably request or as otherwise may be reasonably necessary or desirable to evidence and make effective the Transaction.

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7.	BCA. For certainty, any and all transfers of the Purchaser Shares to the Holder pursuant to the terms herein shall be subject to the terms set out in the BCA, including compliance with any policies, procedures and restrictions of the NEO in effect as of Closing or such other date(s) on which such Purchaser Shares may be released to the Holder pursuant to the terms of the BCA and this Agreement.

8.	Lock-Up. The Holder acknowledges and agrees that pursuant to the terms of the BCA, the Holder’s Purchaser Shares to be issued on Closing, will be subject to the applicable Escrow Conditions as set out in the BCA and the certificates evidencing such Holder’s Purchaser Shares may have affixed to the certificate or instrument evidencing such Holder’s Purchaser Shares a legend evidencing the restrictions on transfer contemplated by this Section.

9.	Registration As soon as practicable following the date hereof, the Holder shall provide registration and delivery instructions for the Holder’s Purchaser Shares to be issued and delivered pursuant to this Agreement to the Company, to be inserted into a written direction to the Purchaser, provided that in no event shall such notice be delivered to the Company, Subco and the Purchaser any later than five (5) Business Days prior to the anticipated Closing.

10.	Holder’s Representations and Warranties.

As an inducement to the Purchaser and Subco to enter into this Agreement and to complete the Transaction and the transactions contemplated herein, the Holder hereby represents and warrants to the Purchaser and Subco as follows:

(a)	Authorization. If the Holder is a corporation, limited partnership or trust, the Holder is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or establishment and has the requisite power or legal capacity, as the case may be, and authority to execute and deliver this Agreement and each additional agreement or instrument to be executed and delivered by the Holder at or prior to the Closing pursuant to the terms of this Agreement, to perform its, his or her obligations hereunder and to complete the Transaction. This Agreement has been duly and validly executed and delivered by the Holder, and (assuming due authorization, execution and delivery by the Purchaser, Subco, the Company) this Agreement constitutes the legal, valid and binding obligation of the Holder, enforceable against the Holder in accordance with its terms, subject to limitations on enforcement and other remedies by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar applicable laws affecting creditors’ rights generally or general principles of equity (the “Enforceability Limitations”).

(b)	No Conflicts; Required Consents.

(i)	The execution and delivery by the Holder of this Agreement does not, and the completion by the Holder of the Transaction will not: (A) if the Holder is a corporation, limited partnership or trust, conflict with or violate any provision of the constating documents of the Holder; (B) conflict with or violate any applicable law binding upon or applicable to the Holder or any of the Holder’s the Company Shares; or (C) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon, the Holder’s Company Shares.

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(ii)	No consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained, made or given by the Holder as a result of the Holder’s execution, delivery and performance of this Agreement or the completion of the Transaction.

(c)	Holder’s Company Shares. The Holder owns, beneficially and of record, and has good and valid title to, the Holder’s Company Shares, free and clear of all Liens other than those restrictions on transfer, if any, contained in the constating documents of the Company. Other that as set out in this Section 10(c), there are no limitations or restrictions on the Holder’s right to transfer the Holder’s Company Shares.

(d)	Legal Proceedings. There is no claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative or investigative) pending or, to the knowledge of the Holder, threatened against or affecting the Holder that, if determined or resolved adversely to the Holder, would have a material adverse effect on the Holder’s ability to perform its, his or her obligations hereunder or to timely complete the Transaction.

(e)	Residency. The Holder is not a non-resident of Canada for purposes of the Tax Act. If the Holder is a non-resident of Canada for purposes of the Tax Act (a “Non-Resident Holder”), (A) the Non-Resident Holder’s Company Shares do not constitute “taxable Canadian property” within the meaning of the Tax Act; or (B):

(i)	the Non-Resident Holder is resident in the country specified next to the Non- Resident Holder’s name on the signature page of this Agreement (the “Country of Residence”) under the terms of the “tax treaty” (as defined in the Tax Act) between Canada and the Country of Residence (the “Tax Treaty”);

(ii)	the Non-Resident Holder is entitled to all of the benefits of the Tax Treaty; and

(iii)	the Non-Resident Holder’s Company Shares are “treaty-protected property” as defined in the Tax Act because of the Tax Treaty.

(f)	Purchaser Shares to be held by Holder.

(i)	The Purchaser Shares to be issued to the Holder in connection with the Transaction are being acquired as principal for the Holder’s own account for investment and will not be transferred by the Holder in violation of Applicable Law. No person other than the Holder has any interest in or any right to acquire the Holder’s Purchaser Shares. The Holder’s financial condition is such that the Holder is able to bear the risk of holding the Holder’s Purchaser Shares for an indefinite period of time and the risk of loss of the Holder’s entire investment in the Purchaser.

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(ii)	The Holder has performed its own due diligence investigation with respect to the Transaction and Subco’s acquisition of the Holder’s Company Shares as contemplated herein to the extent the Holder has deemed necessary or desirable. No representations or warranties have been made to the Holder by the Purchaser, Subco or any shareholder, officer, director, employee, agent or representative of the foregoing, other than as set forth in this Agreement.

(iii)	The Holder acknowledges that the investment in the Holder’s Purchaser Shares is speculative and involves a high degree of risk of loss of the entire investment in the Purchaser.

(iv)	The Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risks of Subco’s acquisition of the Holder’s Company Shares and of making an informed investment decision with respect thereto.

(g)	BCA. The Holder acknowledges that the Holder had been provided with a copy of the BCA and that the Holder has had sufficient opportunity to review the BCA and consult its advisors with respect to the provisions contained therein.

11.	Tax Indemnity

A Holder shall indemnify and save harmless the Purchaser or its subsidiaries and each of their respective directors and officers, employees and shareholders (an “Indemnified Person”) from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of, in respect of, or arising out of, under or pursuant to any breach or inaccuracy of a representation or warranty given by the Holder in Section 10(e). The Purchaser shall have the right to withhold or deduct and set off against such Holder’s pro rata share of the Debt Consideration any sum that is determined by the Purchaser, acting reasonably, to be owing by the Holder to an Indemnified Person under this Section 11.

12.	Representations and Warranties of the Purchaser.

As an inducement to the Holder to enter into this Agreement and to complete the Transaction, the Purchaser hereby represents and warrants to the Holder those same representations and warranties set out in Article 4 of the BCA and as follows:

(a)	Organization and Authorization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or continuance, as applicable. The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to complete the Transaction. The execution, delivery and performance by the Purchaser of this Agreement and the completion by the Purchaser of the Transaction have been duly authorized and approved by all necessary corporate action on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Holder) this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Enforceability Limitations.

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(b)	No Conflicts; Require Consents.

(i)	The execution and delivery by the Purchaser of this Agreement does not, and the completion by the Purchaser of the Transaction will not, (A) conflict with or violate any provision of the Purchaser’s constating documents; or (B) assuming receipt of such consents, approvals or authorizations contemplated under the BCA (the “BCA Approvals”), (1) conflict with or violate any applicable law binding upon or applicable to the Purchaser; or (2) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, or give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon the Purchaser Shares.

(ii)	Subject to obtaining the BCA Approvals, no consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained, made or given by the Purchaser as a result of the execution, delivery and performance of this Agreement by them or the completion of the Transaction.

(c)	Due Issuance. On Closing, the Holder’s Purchaser Shares will be duly and validly created, authorized, allotted and reserved for issuance and approved for listing on the NEO and, upon issuance in accordance with the terms of this Agreement and the BCA and receipt of the deliverables of the Company and the other shareholders of the Company who are a party thereto under the BCA, will be issued as fully paid and non- assessable common shares of the Purchaser.

(d)	Taxable Canadian Corporation. The Purchaser is a “taxable Canadian corporation” for purposes of the Tax Act.

13.	Representations and Warranties of the Company.

As an inducement to the Holder, the Purchaser and Subco to enter into this Agreement and to complete the Transaction and the transactions contemplated herein, the Company hereby represents and warrants to the Holder, the Purchaser and Subco as follows:

(a)	Organization and Authorization. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. the Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to complete the Transaction, as applicable. The execution, delivery and performance by the Company of this Agreement and the completion by the Company of the Transaction have been duly authorized and approved by all necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Holder, the Purchaser and Subco) this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to the Enforceability Limitations.

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(b)	No Conflicts; Require Consents.

(i)	The execution and delivery by the Company of this Agreement does not, and the completion by the Company of the Transaction will not, (A) conflict with or violate any provision of the Company’s constating documents; or (B) assuming receipt of the BCA Approvals (1) conflict with or violate any applicable law binding upon or applicable to the Company or its material assets or properties; or (2) conflict with, violate, result in a breach of the terms, conditions or provisions of, constitute a default or an event that, with notice or lapse of time or both, would become a default under, or give to others any rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Lien upon any assets or properties of the Company or an Affiliate under, any material contract or licence to which the Company or an Affiliate is a party or by which the Company or an Affiliate or any of their respective material assets or properties is bound.

(ii)	Subject to obtaining the BCA Approvals, no consent, approval or authorization of, or registration, declaration or filing with, or notification to, any Governmental Authority or any other third party is required to be obtained, made or given by the Company as a result of the execution, delivery and performance of this Agreement by them or the completion of the Transaction.

14.	Closing. The completion of the transactions contemplated by this Agreement will take place immediately prior to the closing of the Transaction under the BCA (the “Closing”).

15.	Accuracy and Survival of Covenants, Representations and Warranties. No investigation by or on behalf of any party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other parties. The representations and warranties of the parties contained in this Agreement will not survive the completion of this Agreement and will expire and be terminated on the earlier of the Closing and the date on which this Agreement is terminated in accordance with its terms. This Section 15 will not limit any covenant or agreement of any of the parties, which, by its terms, contemplates performance after the Closing or the date on which this Agreement is terminated, as the case may be.

16.	Termination. This Agreement may, by notice in writing given prior to Closing, be terminated by mutual written consent of the Holder and Subco. This Agreement shall automatically terminate if and when the BCA is terminated in accordance with its terms.

17.	Expenses. Each party will bear and pay all of its costs and expenses (including the fees and expenses of its counsel, accountants and other advisors) incurred in connection with this Agreement and the Transaction. For certainty, if Closing does not occur neither the Purchaser nor Subco will be responsible or liable for, or will pay, any costs or expenses incurred by the Company and/or the Holder, subject to the terms of the BCA.

18.	Counterparts. This Agreement may be executed and delivered (including by facsimile, “pdf” or other electronic transmission) in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

19.	Amendments and Waivers. This Agreement may not be amended or waived except by an instrument in writing signed by an authorized representative of each party. No course of conduct or failure or delay by any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

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20.	Severability. Wherever possible, each provision hereof will be interpreted in such manner as to be effective and valid under Applicable Law, but if any one or more of the provisions contained herein will, for any reason, be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such provision will be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

21.	Assignment; Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder may be assigned, delegated or otherwise transferred by such party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each other party (it being understood and agreed that any consent provided by the Representative will be deemed for all purposes to be a consent given by the Holder), and any attempt to make any such assignment, delegation or other transfer without such consent will be null and void; provided, however, that each of the Purchaser and Subco may assign its rights, interests and obligations under this Agreement, without the consent of the other parties, to any person who acquires all or substantially all of the assets and business of the Purchaser or to any Affiliate of the Purchaser, subject to the assumption in writing by such person or Affiliate of the Purchaser’s obligations hereunder. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

22.	No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or will be construed to confer upon any third party, other than the signatories to this Agreement and their respective successors and assigns permitted by Section 21, any right, remedy or claim under or by reason of this Agreement.

23.	Governing Law. This Agreement and any disputes or controversies relating to or arising out of this Agreement are governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each signatory to this Agreement irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum. The Holder appoints the Representative as the Holder’s agent for the service of any process with respect to any matter arising under or related to this Agreement.

24.	Interpretation; Absence of Presumption.

(a)	The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. In this Agreement, except to the extent otherwise provided herein or that the context otherwise requires: (i) words used in the singular include the plural and words in the plural include the singular; (ii) reference to any gender includes the other gender; (iii) the words “include”, “includes” and “including” will be deemed to be followed by the words “without limitation”; (iv) the words “herein”, “hereof”, “hereto”, “hereunder” and words of similar import will be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (v) reference to any Article or Section will mean such Article or Section of this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition; (vi) reference to any applicable law will mean such applicable law (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability; and (vii) references to “$” and “CDN” are to the lawful currency of Canada. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder will fall upon a day that is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day. For the purposes of this Agreement, the term “Business Day” means any day other than a Saturday, Sunday or a day on which banks in the Province of Ontario or British Columbia are authorized or required by applicable law to be closed.

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(b)	Each party acknowledges and agrees that the parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c)	This Agreement, and the BCA (to the extent applicable to this Agreement) contain the complete agreement among the parties and supersede any prior understandings, agreements or representations by or among the parties, whether written or oral, with respect to the subject matter hereof and thereof. This Agreement may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten or oral agreements between the parties.

25.	Independent Legal Advice. The Holder acknowledges that, prior to executing this Agreement, the Holder has received independent legal advice and the Holder confirms that the Holder fully understands this Agreement and is entering into this Agreement voluntarily.

26.	Entire Agreement. This Agreement contains the complete agreement among the parties and supersede any prior understandings, agreements or representations by or among the parties, whether written or oral, with respect to the subject matter hereof and thereof. This Agreement may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten or oral agreements between the parties. In the event of any conflict, dispute or inconsistency between the terms of the BCA and this Agreement, the BCA shall govern.

[The remainder of this page left intentionally blank.]

The parties have executed this Agreement on the date first written above.

[Holder] [if an individual].

[Holder] [if a corporation]

By:
Name:
Title:

Address (incl. Country of Residence):

Signature page to Share Purchase Agreement

WONDERFI TECHNOLOGIES INC.

Name:
Title:

100067624 ONTARIO INC.

Name:
Title:

FIRST LEDGER CORP.

Name:
Title:

Signature page to Share Purchase Agreement

SCHEDULE “B”

AMALGAMATION AGREEMENT

THIS AGREEMENT made as of the               day of                   , 20    .

B E T W E E N:

WONDERFI TECHNOLOGIES INC., a corporation incorporated and existing under the laws of the Province of British Columbia,

(hereinafter called “Purchaser”)

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1000067624 ONTARIO INC., existing under the Business Corporations Act (Ontario)

(hereinafter referred to as “Subco”)

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FIRST LEDGER CORP., a corporation incorporated and existing under the laws of the Province of Ontario,

(hereinafter referred to as “the Company”)

WHEREAS:

1.	The parties hereto have entered into a business combination agreement dated as of January 4, 2022 pursuant to which the parties thereto have agreed that the business and assets of the Company will be combined with those of Subco (the “Business Combination Agreement”).

2.	The authorized capital of Subco consists of an unlimited number of common shares of which 100 are issued and outstanding as fully paid and non-assessable.

3.	The authorized capital of the Company consists of an unlimited number of common shares of which [●] are issued and outstanding as fully paid and non-assessable and an unlimited number of non- voting Class B Common Shares of which [●] are issued and outstanding as fully paid and non- assessable.

4.	Subco and the Company have agreed to amalgamate under the OBCA (as hereinafter defined) upon the terms and conditions hereinafter set out.

5.	Effective upon the Amalgamation (as herein after defined), Purchaser shall deliver to each Company Shareholder (as herein after defined) the Consideration (as herein defined), subject to Section 2.06 of the Business Combination Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto do hereby agree as follows:

1.	Interpretation

In this Agreement including the recitals:

“Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

“Agreement” means this amalgamation agreement, at it may be amended or supplemented at any time and from time to time after the date hereof;

“Amalco” means the corporation resulting from the amalgamation of Subco and the Company pursuant to the Amalgamation;

“Amalco Shares” means the common shares in the capital of Amalco;

“Amalgamating Corporation” means each of Subco and the Company and “Amalgamating Corporations” means both of them;

“Amalgamation” means the amalgamation of the Amalgamating Corporations under Section 174 of the OBCA on the terms and subject to the conditions set out in this Agreement;

“Business Combination” means the business combination among Purchaser, Subco and the Company pursuant to which the Company Shareholders (other than the Electing Company Common Shareholders) will receive the Consideration, subject to Section 2.06, and Purchaser will become the parent company of Amalco;

“Business Combination Agreement” has the meaning ascribed thereto in the preamble to this Agreement;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

“Company Class B Shareholders” means the holders of Company Class B Shares;

“Company Class B Shares” means the non-voting Class B Common Shares in the capital of the Company;

“Company Common Shareholders” means the holders of Company Common Shares;

“Company Common Shares” means the Common Shares in the capital of the Company;

“Company Option” means an option to purchase a Company Share;

“Company Remaining Options” means the 597,050 Company Options with an exercise price of $2.40, which will be exchanged for Replacement Options pursuant to Section 4(c);

“Company Remaining Broker Warrants” means the 121,003 broker warrants to purchase Company Class B Shares with an exercise price of $2.40, which will be exchanged for Replacement Broker Warrants pursuant to Section 4(d);

“Company Shareholders” means the Company Common Shareholders and Company Class B Shareholders;

“Company Shares” means, collectively, the Company Common Shares and the Company Class B Shares;

“Consideration” means the Share Consideration;

“Director” means the director appointed under Section 278 of the OBCA;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Effective Time” has the meaning ascribed to it in Section 9;

“Escrow Conditions” means the condition that the Purchaser Shares to be issued in connection with the Business Combination shall be subject to escrow as follows: (i) with respect to any current employee or member of management of the Company, 25% of the Purchaser Shares released four months after the Effective Date; and an additional 25% every four months thereafter; and (ii) all other holders of Company Shares, 1/12th of the Purchaser Shares released on the Effective Date, and an additional 1/12th monthly thereafter;

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, municipal, local or other government or governmental or public ministry, department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, (iii) any quasi-governmental body exercising any regulatory, expropriation or taxing authority, or (iv) any stock exchange or securities market;

“ITA” means the Income Tax Act (Canada), as amended, and all regulations thereunder;

“OBCA” means the Business Corporations Act (Ontario), as amended from time to time;

“Parties” means Subco and the Company;

“Person” means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Authority;

“Replacement Broker Warrants” means the broker warrants to purchase Purchaser Shares issued to former holders of Company Remaining Broker Warrants pursuant to Section 4(d);

“Replacement Options” means the options to purchase Purchaser Shares issued to former holders of Company Remaining Options pursuant to Section 4(c);

“Share Consideration” means 66,640,584 Purchaser Shares on a pro rata basis to each Company Shareholder, including the Electing Company Common Shareholders, as applicable, resulting in 2.36 Purchaser Shares for each Company Share, which Purchaser Shares shall be subject to the Escrow Conditions;

“Subco Shares” means common shares in the capital of Subco;

“Purchaser Shares” means common shares in the capital of Purchaser;

“Transfer Agent” means the registrar and transfer agent of Purchaser;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a “U.S. person” as defined in Regulation S under the U.S. Securities Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Capitalized terms not expressly defined herein have the meanings ascribed thereto in the Business Combination Agreement.

2.	Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Business Combination Agreement, the provisions of the Business Combination shall prevail.

3.	Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation. The Amalgamating Corporations shall amalgamate to create Amalco on the terms and conditions set out in this Agreement.

4.	Amalgamation

The Parties shall cause the Articles of Amalgamation to be filed pursuant to the OBCA to effect the Amalgamation. Under the Amalgamation at the Effective Time:

(a)	Subco and the Company will amalgamate and continue as Amalco with the name “[●]”;

(b)	each holder of Company Shares (other than dissenting Company Shareholders who do not cancel their Company Shares in consideration of obtaining the Consideration on the Amalgamation) shall receive the Consideration, subject to Section 2.06 of the Business Combination Agreement, following which all such Company Shares shall be cancelled;

(c)	each Company Remaining Option which is outstanding and has not been duly exercised prior to the Effective Date shall be exchanged for a Replacement Option to purchase from the Purchaser the number of Purchaser Shares equal to (i) the Exchange Ratio multiplied by (ii) the number of the Company Shares subject to such Company Remaining Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to (y) the exercise price per Company Share otherwise purchasable pursuant to such Company Remaining Option, subject to adjustment to meet the requirements of Subsection 7(1.4) of the Tax Act as provided below divided by (z) the Exchange Ratio. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a number of Purchaser Shares that includes a fractional Purchaser Share, the total number of Purchaser Shares subject to such holder’s total Replacement Options shall be rounded down to the nearest whole number of Purchaser Shares. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Company Remaining Option for which it was exchanged, and any certificate or option agreement previously evidencing the Company Remaining Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding the foregoing, if required for purposes of meeting the requirements of paragraph 7(1.4)(c) of the Tax Act, the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted at the time of the exchange by the amount, and only to the extent, necessary to ensure that the aggregate fair market value of the Purchaser Shares subject to the Replacement Option immediately after the exchange over the aggregate exercise price for such Purchaser Shares pursuant to the Replacement Option does not exceed the excess of the aggregate fair market value of the Company Shares subject to the Company Remaining Option immediately before the exchange over the aggregate exercise price for such Company Shares under the Company Remaining Option, and:

(i)	each holder of Company Remaining Options shall cease to be the holder of the Company Remaining Options, or have any rights as a holder of such Company Remaining Options (other than to receive Replacement Options in accordance with the Business Combination);

(ii)	each name of a holder of Company Remaining Options shall be removed from the register of the Company Options maintained by or on behalf of the Company; and

(iii)	all the Company Remaining Options exchanged pursuant to this Section 4(c) shall be cancelled;

(d)	each outstanding Company Remaining Broker Warrant will be cancelled and in its place the Purchaser shall issue such number of Replacement Broker Warrants as determined in accordance with the Exchange Ratio, on the same terms and conditions as the cancelled Company Remaining Broker Warrants, except to the extent their terms may be adjusted (in accordance with the terms of such Company Remaining Broker Warrant) to reflect the Amalgamation;

(e)	Purchaser shall receive one fully paid and non-assessable Amalco Share for each one Subco Share held by Purchaser, following which all such Subco Shares shall be cancelled;

(f)	in consideration of the issuance of Purchaser Shares pursuant to paragraph 4(c), Amalco shall issue to Purchaser one Amalco Share for each Purchaser Share issued;

(g)	Purchaser shall add to the stated capital maintained in respect of the Purchaser Shares an amount equal to the aggregate paid-up capital for purposes of the Tax Act of the Company Shares immediately prior to the Effective Time (less the paid-up capital of any the Company Shares held by dissenting Company Shareholders who do not exchange their Company Shares for Purchaser Shares on the Amalgamation);

(h)	Amalco shall add to the stated capital maintained in respect of the Amalco Shares an amount such that the stated capital of the Amalco Shares shall be equal to the aggregate paid-up capital for purposes of the Tax Act of the Subco Shares and the Company Shares immediately prior to the Effective Time;

(i)	Purchaser or the Company shall be entitled to deduct or withhold from any Consideration otherwise payable pursuant to the transactions contemplated by this Agreement to any holder of Company Shares such amounts as it determines are required or permitted to be deducted or withheld with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Company Shares in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority; and

(j)	Amalco will become a wholly-owned subsidiary of Purchaser.

5.	Delivery of Securities Following Amalgamation

In accordance with normal commercial practice, as soon as practicable following the Effective Date, Purchaser, directly or through the Transfer Agent, shall issue Direct Registration Advices or certificates representing the appropriate number of Purchaser Shares to the former holders of the Company Shares, which Direct Registration Advices or certificates shall bear a legend evidencing the Escrow Conditions.

6.	Effect of Amalgamation

(a)	The Amalgamating Corporations shall be amalgamated and continue as one corporation under the terms and conditions prescribed in this Agreement.

(b)	The Amalgamating Corporations shall cease to exist as entities separate from Amalco.

(c)	Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations.

(d)	A conviction against, or ruling, order or judgment in favour or against an Amalgamating Corporation may be enforced by or against Amalco.

(e)	The articles of amalgamation shall be deemed to be the articles of incorporation of Amalco.

(f)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Amalgamation has become effective.

7.	Share Exchange

Purchaser hereby agrees to issue the Purchaser Shares comprising the Share Consideration in consideration for the issuance by Amalco of the Amalco Shares to Purchaser pursuant to Section 4(e).

8.	Fractional Shares

No fractional Purchaser Shares shall be issued upon the exchange of the Company Shares provided for in Section 4(c); the number of Purchaser Shares to be received by Company Shareholders will be rounded up to the nearest whole Purchaser Share, in the event that the former Company Shareholder is entitled to receive a fractional share representing 0.5 or more of a Purchaser Share and be rounded down to the nearest whole Purchaser Share, in the event that the former Company Shareholder is entitled to receive a fractional share representing less than 0.5 of a Purchaser Share;

9.	U.S. Shareholder Matters

Purchaser Shares will only be issued in the U.S. or to U.S. Persons that are Accredited Investors in compliance with the exemption provided by Rule 506 of Regulation D under the U.S. Securities Act, shall be “restricted securities” as defined in Rule 144(a)(3) of the U.S. Securities Act, and shall bear a legend in customary form restricting re-sale, offer, pledge, hypothecation and transfer without registration under the U.S. Securities Act unless pursuant to an available exemption from registration under the U.S. Securities Act and in accordance with applicable state securities laws, in addition to the legend reflecting the Escrow Conditions; provided that if the Company determines that Purchaser Shares should be issued in the U.S. or to one or more U.S. Persons who are not Accredited Investors (not to exceed 35 such shareholders), then such shareholder in the U.S. or U.S. Person shall be issued such Purchaser Shares in accordance with the information requirements of and pursuant to Rule 506 of Regulation D under the U.S. Securities Act.

Replacement Options and Replacement Broker Warrants will not be exercisable in the United States or by or on behalf of a U.S. Person unless an exemption, if any, from registration is available under the U.S. Securities Act and applicable state securities laws and Replacement Options issued to U.S. Persons and Replacement Broker Warrants issued to U.S. Persons, if any, shall bear a legend in customary form to such effect.

10.	Filing of Articles of Amalgamation

If this Agreement is adopted by each of the Amalgamating Corporations as required by the OBCA, the Amalgamating Corporations agree that they will, jointly and together, file with the Director, agreed upon Articles of Amalgamation in the form prescribed under the OBCA.

11.	Effective Time

The Amalgamation shall take effect and go into operation at 12:01 a.m. on the Effective Date, if this Agreement has been adopted as required by law and all necessary filings have been made with the Director before that time, or at such later time, or time and date, as may be determined by the directors or by special resolutions of the Amalgamating Corporations when this Agreement shall have been adopted as required by law; provided, however, that if this Agreement is terminated under Section 19, the Amalgamation shall not take place notwithstanding the fact that this Agreement may have been adopted by the shareholders of the Amalgamating Corporations.

12.	Registered Office

The registered office of Amalco shall be in the City of Toronto in the Province of Ontario. The address of the first registered office of Amalco shall be: 110 Cumberland St, Suite 341, Toronto, ON, M5R 3V5.

13.	Amalco Name

The name of Amalco shall be “[●]”.

14.	Articles and By-Laws

(a)	The Articles of Amalgamation are deemed to be the articles of incorporation of Amalco and, except for the purposes of subsection 117(1) of the OBCA, the Certificate of Amalgamation is deemed to be the certificate of incorporation of Amalco.

(b)	The by-laws of Amalco shall be the by-laws of the Company, a copy of which may be examined at the following address: 110 Cumberland St, Suite 341, Toronto, ON, M5R 3V5.

15.	Activities

There will be no limitations on the activities of Amalco. The directors of Amalco shall be authorized to borrow money on the credit of Amalco.

16.	Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of common shares without nominal or par value.

17.	Number of Directors

The board of directors of Amalco shall consist of not less than one and not more than 10 directors, the exact number of which shall be determined by the directors from time to time.

18.	Initial Directors

The first directors of Amalco shall be the persons whose names and residential addresses appear below:

Name	Prescribed Address
[●]	[●]

The above directors will hold office from the Effective Date until the first annual meeting of shareholders of Amalco or until their successors are elected or appointed.

19.	Transfer of Shares

The right to transfer of shares in the capital of Amalco shall be restricted in that no shareholder shall be entitled to transfer any share or shares unless its transfer complies with the restriction on the transfer of securities set out in section 18(b) hereof.

20.	Special Provisions

Subject to the provisions of the OBCA, the following provisions shall apply to Amalco:

(a)	Without in any way restricting the powers conferred upon Amalco or its board of directors by the OBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, the board of directors may from time to time, without authorization of the shareholders, in such amounts and on such terms as it deems expedient:

(i)	borrow money upon the credit of Amalco;

(ii)	issue, re-issue, sell or pledge debt obligations of Amalco;

(iii)	subject to the provisions of the OBCA, as now enacted or as the same may from time to time be amended, re-enacted or replaced, give a guarantee on behalf of Amalco to secure performance of an obligation of any person; and

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Amalco owned or subsequently acquired, to secure any obligation of Amalco.

The board of directors may from time to time delegate to a director, a committee of directors or an officer of Amalco any or all of the powers conferred on the board as set out above, to such extent and in such manner as the board shall determine at the time of such delegation.

(b)	No securities of Amalco, other than non-convertible debt securities, shall be transferred without either:

(i)	the approval of the directors of Amalco expressed by a resolution passed at a meeting of the board of directors or by a resolution in writing signed by all of the directors entitled to vote on that resolution at a meeting of directors; or

(ii)	the approval of the holders of shares of Amalco carrying at least a majority of the votes entitled to be cast at a meeting of shareholders, expressed by a resolution passed at a meeting of the holders of such shares or by an instrument or instruments in writing signed by the holders of a majority of such shares.

21.	Termination

This Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation and following the termination of the Master Agreement, without, except as provided in the Master Agreement, any recourse by any Party hereto or any of their shareholders or other Persons.

22.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

23.	Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

24.	Time of the Essence

Time shall be of the essence of this Agreement.

25.	Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the Parties.

26.	Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective on this date.

[The remainder of this page has been left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

WONDERFI TECHNOLOGIES INC.

By:
Name:
Title:

100067624 ONTARIO INC.

By:
Name:
Title:

FIRST LEDGER CORP.

By:
Name:
Title: